ANNUAL INFORMATION FORM

(“AIF”)

of

ENDEAVOUR SILVER CORP.

(the “Company” or “Endeavour”)

Suite #301 - 700 West Pender Street
Vancouver, British Columbia, Canada, V6C 1G8
Phone: (604) 685-9775
Fax: (604) 685-9744

Dated: March 8, 2016

ITEM 1:           PRELIMINARY NOTES

1.1           Incorporation of Documents by Reference

All financial information in this Annual Information Form (“AIF”) has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as prescribed by the International Accounting Standards Board.

The information provided in the AIF is supplemented by disclosure contained in the documents listed below which are incorporated by reference into this AIF. These documents must be read together with the AIF in order to provide full, true and plain disclosure of all material facts relating to Endeavour. The documents listed below are not contained within, nor attached to this document. The documents may be accessed by the reader at the following locations:

Type of Document	Effective Date / Period Ended	Date Filed / Posted	Document name which may be viewed at the SEDAR website at www.sedar.com
NI 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Guanacevi Project, Durango State, Mexico	December 31, 2015	March 9, 2016	Technical Report (NI 43-101) – English Qualification Certificate(s) and Consent(s)
NI 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Bolañitos Project Guanajuato State, Mexico	December 31, 2015	March 9, 2016	Technical Report (NI 43-101) – English Qualification Certificate(s) and Consent(s)
NI 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the El Cubo Project, Guanajuato State, Mexico	December 31, 2015	March 9, 2016	Technical Report (NI 43-101) – English Qualification Certificate(s) and Consent(s)
NI 43-101 Technical Report Preliminary Economic Assessment for the Terronera Project, Jalisco State, Mexico	March 25, 2015	May 13, 2015	Technical Report (NI 43-101) – English Qualification Certificate(s) and Consent(s)

References to “the Company”, “Endeavour” or “Endeavour Silver” are to Endeavour Silver Corp. and where applicable and as the context requires, include its subsidiaries.

1.2           Date of Information

All information in this AIF is as of December 31, 2015 unless otherwise indicated.

1.3           Forward-Looking Statements

This Annual Information Form contains “forward-looking statements” within the meaning of applicable Canadian securities legislation. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs.

Endeavour Silver Corp.

Statements concerning reserves and mineral resource estimates constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	risks related to precious and base metal price fluctuations;
•	risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar);
•

risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities;

•	uncertainty in our ability to fund the development of our mineral properties or the completion of further exploration programs;
•	uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that our development activities will result in profitable mining operations;
•

risks related to our reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined;

•	risks related to changes in governmental regulations, tax and labour laws and obtaining necessary licenses and permits;
•	risks related to our business being subject to environmental laws and regulations which may increase our costs of doing business and restrict our operations;
•	risks related to our mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;
•	risks relating to inadequate insurance or inability to obtain insurance;
•	risks related to our ability to successfully integrate acquisitions;
•	uncertainty in our ability to obtain necessary financing;
•	risks related to increased competition that could adversely affect our ability to attract necessary capital funding or acquire suitable producing properties for mineral exploration in the future;
•	risks related to many of our primary properties being located in Mexico, including political, economic, and regulatory instability; and
•	risks related to our officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests.

This list is not exhaustive of the factors that may affect our forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Endeavour Silver Corp.

1.4           Currency and Exchange Rates

All dollar amounts in this AIF are expressed in U.S. dollars unless otherwise indicated. References to “Cdn.$” are to Canadian dollars. On March 8, 2016, the noon exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was U.S.$1.00 = Cdn.$1.3389 (Cdn.$1.00 = U.S.$0.7469). On December 31, 2015, the noon exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was U.S.$1.00 = Cdn.$1.3840 (Cdn.$1.00 = U.S.$0.7225).

1.5           Classification of Mineral Reserves and Resources

In this AIF, the definitions of proven and probable mineral reserves, and measured, indicated and inferred mineral resources are those used by the Canadian provincial securities regulatory authorities and conform to the definitions utilized by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, as amended.

1.6           Cautionary Note to U.S. Investors concerning Estimates of Mineral Reserves and Measured, Indicated and Inferred Mineral Resources

This AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with the Canadian Securities Administrators’ National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this AIF contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Endeavour Silver Corp.

ITEM 2:           CORPORATE STRUCTURE

2.1           Name, Address and Incorporation

The Company was incorporated under the laws of the Province of British Columbia on March 11, 1981 under the name, “Levelland Energy & Resources Ltd”. Effective August 27, 2002 the Company changed its name to “Endeavour Gold Corp.”, consolidated its share capital on the basis of four old common shares for one new common share and increased its share capital to 100,000,000 common shares without par value. On September 13, 2004, the Company changed its name to “Endeavour Silver Corp.”, transitioned from the Company Act (British Columbia) to the Business Corporations Act (British Columbia) and increased its authorized share capital to unlimited common shares without par value.

The Company’s principal business office is located at:

Suite 301 - 700 West Pender Street
Vancouver, British Columbia
Canada, V6C 1G8

and its registered and records office is located at:

19th Floor, 885 West Georgia Street
Vancouver, British Columbia
Canada, V6C 3H4

2.2           Subsidiaries

The Company conducts its business primarily in Mexico through subsidiary companies. The following table lists the material subsidiaries, jurisdiction of incorporation and % ownership held.

Name of Company	Incorporated	% held

Endeavour Gold Corporation, S.A. de C.V.	Mexico	100
Minera Paola S.A. de C.V. SOFOM ENR	Mexico	100
Minera Plata Adelante, S.A. de C.V.	Mexico	100
Minera Santa Cruz Garibaldi S.A. de C.V.	Mexico	100
Refinadora Plata Guanacevi, S.A. de C.V.	Mexico	100
Mina Bolañitos S.A de C.V.	Mexico	100
Compa Minera del Cubo S.A. de C.V.	Mexico	100
Minas Lupycal S.A. de C.V.	Mexico	100
Minera Plata Carina S.P.A.	Chile	100
MXRT Holdings Inc.	Canada	100
Endeavour Zilver S.A.R.L.	Luxembourg	100

ITEM 3:           GENERAL DEVELOPMENT OF THE BUSINESS

3.1           Three Year History

Overview

The Company is a Canadian mineral company engaged in the evaluation, acquisition, exploration, development and exploitation of precious metal properties in Mexico and Chile.

Endeavour Silver Corp.

Guanacevi Mines

In May 2004, Endeavour signed formal option agreements to acquire up to a 100% interest in the producing Santa Cruz silver-gold mine, certain other mining concessions and the Guanacevi mineral processing plant (collectively, the “Guanacevi Mines Project”) in Durango, Mexico. The terms of the agreements gave Endeavour the option to acquire an initial 51% interest in these operating assets by paying a total of approximately $4 million to the vendors and incurring $1 million in mine exploration and development within one year. This was completed on January 28, 2006. The balance of the 49% interest was purchased through the payment of a further $3 million by instalments. The purchase of the remaining 49% of the mill facility was completed in July 2006 and the purchase of the remaining 49% of the mining assets was completed in January 2008.

Under the option interest agreement, a scheduled January 28, 2007 payment of $638,000 was made with 176,201 shares of the Company in lieu of cash. Further to a negotiated early buy-out of the minority shareholders, the Company acquired the remaining shares of Minera Santa Cruz y Garibaldi S.A. de C.V. (“Minera Santa Cruz”), which owned 49% of the Santa Cruz silver-gold mine in May 2007 by the issue of 1,350,000 shares of the Company with a fair market value of $5.04 per share.

The Company elected to accelerate the buy-out in order to streamline the mining operations and facilitate additional capital investments for the mine development program.

Bolañitos Mines

In February 2007, the Company acquired the right to purchase the exploitation contracts to the producing Unidad Bolañitos silver (gold) mines located in the northern parts of the Guanajuato and La Luz silver districts in the state of Guanajuato, Mexico from Minas de la Luz SA de CV ("MdlL") for $3.4 million, comprised of $2.4 million in cash and $1.0 million in common shares of the Company. On April 30, 2007 the Company completed the acquisition by paying $2.4 million in cash and issuing 224,215 common shares priced at $4.46 per share.

In April 2007 the Company entered into an agreement with two subsidiaries of Industrial Peñoles S.A. de C.V. (“Peñoles”) to purchase all of the Guanajuato property and plant assets for 800,000 common shares of the Company and a share purchase warrant exercisable for an additional 250,000 common shares at Cdn.$5.50 per share within a two year period. The acquisition was completed on May 30, 2007 and the Company has a 100% interest in the Bolañitos Mines, free and clear of any royalties. The share purchase warrant expired on May 30, 2009 unexercised.

El Cubo Mines

On July 13, 2012, the Company completed the acquisition of MXRT Holdings Ltd (formerly Mexgold Resources Inc. (“Mexgold”)) and its three wholly owned subsidiaries: Compania Minera del Cubo, S.A. de C.V., Minas Lupycal S.A. de C.V (formerly AuRico Gold GYC, S.A. de C.V.) and Metales Interamericanos, S.A. de C.V. from AuRico Gold Inc. (“AuRico”).

As a result of the acquisition, the Company owns the El Cubo silver-gold mine located in Guanajuato, Mexico and the Guadalupe y Calvo silver-gold exploration project located in Chihuahua, Mexico.

El Cubo is a producing silver-gold mine located in the southeast part of the historic Guanajuato mining district in central Mexico, only 10 kilometres (km) from Endeavour's operating Bolañitos silver-gold mine in the northwest part of the Guanajuato district.

Endeavour Silver Corp.

The El Cubo property consists of 61 mineral concessions covering 8,144 hectares, including several historic and currently active mine adits, ramps and shafts. Approximately 38 individual veins have been identified on the El Cubo property. Veins typically strike northwest, dip 70 degrees southwest and average nearly 2 metres wide.

Terronera Project (formerly San Sebastian Project)

San Sebastián del Oeste is an historic silver and gold mining district in southwestern Jalisco state, approximately 155 kilometres southwest of Guadalajara. One small high-grade underground silver and gold mine, Santa Quitéria, is currently operating in the district, producing 100 tonnes of ore per day. Our San Sebastián property surrounds the Santa Quitéria mine and represents a new district-scale silver-and gold exploration and mining opportunity for Endeavour.

The San Sebastián property displays a classic low-sulphidation epithermal vein system with four mineralized subdistricts, each consisting of a cluster of quartz veins (calcite, barite) bearing sulphide minerals (pyrite, argentite, galena, and sphalerite). Historically, more than 50 small mines have been developed within at least 20 veins. Although the San Sebastián silver mines were first discovered in 1542 and there have been several periods of small-scale mining over the last 450 years, little modern exploration was ever carried out in the district.

Endeavour identified substantial potential for additional high-grade mineralized zones within the several dozen kilometres of known veins on the San Sebastián properties. In 2010, the Company signed an option to purchase a 100% interest in the San Sebastian properties by paying a total of $2.7 million over three years and paying a 2% NSR royalty on any future production. The high-grade discovery in the Terronera vein confirmed our opinion. Endeavour published an initial resource in 2014 and a Preliminary Economic Assessment (“Terronera PEA”) in 2015.

The Terronera PEA results in an after-tax base case net present value of $48.6 million using a 5% discount rate, which achieves a 20% rate of return and a pay-back period of 3.7 years. Total operating revenue in the Terronera PEA was estimated at $542 million from estimated sales of 20.4 million ounces (oz) of silver and 138,500 oz of gold at $18 per oz silver and $1,260 per oz gold. Mine-site cash operating costs were estimated at $3.93 per oz silver net of gold credits based on $83 per tonne total operating costs or total operating costs of $287 million. Additional total sustaining capital costs were estimated at $75 million, including dry stack tailings and life of mine capital, exploration and general and administrative expenditures at estimated mine-site all-in sustaining costs of $7.60 per oz silver net of gold credits for the life of the project.

The PEA economic analysis is preliminary in nature and is based on production schedules that include Inferred Mineral Resources, which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the preliminary economic assessment in the Terronera PEA will be realized or that Inferred Mineral Resources will be upgraded to Indicated Mineral Resources. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. See “Terronera Project, Jalisco State, Mexico” under Item 4.4 Mineral Projects for further details of the Terronera PEA, including the basis for the preliminary economic assessment therein and the qualifications and assumptions made in connection with such assessment.

Endeavour Silver Corp.

Three Year History

2016 to Present
On March 9, 2016 the Company released updated NI 43-101 Reserve and Resource estimates as at December 31, 2015 for its active silver mining and exploration projects in Mexico, being the Guanacevi Mines, the Bolañitos Mines and the El Cubo Mines.

Endeavour’s 2016 strategy is to focus on minimizing all-in sustaining costs and improving after-tax free cash flow rather than metal output. Endeavour management expects that silver production will be the range of 4.9 -5.3 million oz, gold production will be in the range of 47,000-52,000 oz, and silver equivalent production will be in the range of 7.9 -8.5 million oz using a 75:1 silver:gold ratio.

At Guanaceví, production will continue at the 1,200 tonne per day (tpd) plant capacity primarily from the Santa Cruz, Porvenir Norte, and Porvenir Centro deposits. Underground exploration and mine development will continue to be funded from cash flow, and additional mine development is scheduled for permitting and development subject to financing from existing sources.

At Bolañitos, mine production will continue at 850 tpd primarily from the LL-Asunción deposit. The plant will operate closer to its 1,600 tpd capacity in the first half in order to process the 75,000 tonne ore stockpile. No exploration or mine development is planned at the current metal prices, but that could change during the year if prices improve.

At El Cubo, production will continue initially from the V-Asunción, Dolores, Villalpando, San Nicolas and Santa Cecilia veins, but will decline each month until only V-Asunción is producing prior to going on care and maintenance in the fourth quarter. Investments on exploration and mine development have been suspended until metal prices improve.

Subsequent to December 31, 2015, the Company issued an additional 3,616,043 shares under at-the-market “ATM” facility at an average price of $1.57 per share for net proceeds of $5.5 million. The common shares were issued in at-the-market distributions on the New York Stock Exchange pursuant to our effective registration statement on Form F-10, which registers the offer and sale of the common shares under our ATM facility.

2015
In 2015, the Company delivered silver production that was above announced guidance and gold production in line with guidance. The Company produced 7,178,666 oz silver and 59,990 oz gold. Silver equivalent production totaled 11.4 million ounces at a 70:1 silver:gold ratio. With continued weakness in precious metal prices, the Company remained focused on cost improvements and reductions, in particular at the El Cubo operation. The El Cubo operation increased ore mined and processed by 64%, achieving a production rate of 2,165 tpd in the fourth quarter, driving costs per tonne down 19%, cash costs down 36% and all-in-sustaining costs down 44% compared to 2014. At the Bolañitos operation, the mine reduced output from 1,600 tpd to 1,000 tpd as underground resources focused on the development of the LL-Asuncion ore body, as the Lucero ore zone discovered in 2009 and 2010 was in its last year as the primary source of the mined ore. Despite the lower throughput, Bolañitos operating costs per tonne improved from the previous year, however, lower grade material increased its cost metrics on a per ounce basis. The Guanaceví mine continued to perform around its capacity of 1,200 tpd, while cost per tonne also improved at this operation. Consolidated plant throughput was 1,565,507 tonnes at average grades of 167 grams per tonne (gpt) silver and 1.41 gpt gold.

Endeavour Silver Corp.

In early 2015, the Company released an updated NI 43-101 Reserve and Resource estimate as at October 31, 2014 for its active silver mines and the Terronera PEA. The Company continued to advance the Terronera project with additional drilling and studies subsequent to the release of the Terronera PEA.

On November 25, 2015, the Company entered into an ATM facility with Cowen and Company, LLC, acting as sole agent. Under the terms of this ATM facility, we may, from time to time, sell shares of our common stock having an aggregate offering value of up to US$16.5 million on the New York Stock Exchange. The Company determines, at its sole discretion, the timing and number of shares to be sold under this ATM facility. A prospectus supplement to the Base Shelf was filed on November 25, 2015 to qualify the shares to be sold under the ATM facility up to a maximum of $16.5 million. During the year ended December 31, 2015, the Company issued 799,569 common shares under the ATM facility at an average price of $1.43 per share for net proceeds of $1.1 million.

2014
Endeavour delivered company records of annual silver production from mining operations in 2014, led by record performance of the Guanaceví mine. The Company beat the high end of its silver production guidance by 5%, although gold production fell short of guidance by 3%. Consolidated silver production during 2014 was 7,212,074 ounces, an increase of 6% compared to 2013, and gold production was 62,895 ounces. Plant throughput was 1,404,406 tonnes at average grades of 185 grams per tonne silver and 1.62 gpt gold. Silver production increased due to higher grades and recoveries, partially offset by the lower throughput. Gold production was lower due to lower grades and throughput. The El Cubo mine output rose throughout 2014 in order to fill the El Cubo plant to its 1,550 tpd capacity.

The Company continued in 2014 to focus its efforts on the improvement of the El Cubo mine it acquired in 2012. Cost per tonne fell 13% to $98.92 as cost cutting initiatives took effect and appeared to be sustainable. The Company completed 28,000 metres of exploration drilling in 69 holes, including the expansion and delineation of V-Asuncion ore body.

In early 2014, the Company released an updated NI 43-101 Reserve and Resource estimate as at December 31, 2013 for its active silver mining and exploration projects in Mexico.

2013
Endeavour recorded its eighth consecutive year of growing sales revenue in 2013. During 2013, increased production drove sales 33% higher to $276.8 million and mine operating cash-flow increased 2% to $116.9 million from the previous year due to slightly higher margins. Direct operating costs rose as a result of the increased production, while the Company incurred additional costs with employee layoffs to improve the long term viability of its operations.

Endeavour reported its eighth consecutive year of growing silver and gold production for 2013, increasing silver production by 52% to 6,813,069 oz silver and gold production by 95% to 75,578 oz gold compared to 2012. The Company focused its efforts on the improvement of the El Cubo mine it acquired in 2012. The Company successfully reduced the El Cubo workforce from 980 employees to 576 employees as of December 31, 2013 while improving plant throughput, ore grades and recoveries in 2013. The Company returned the leased Las Torres facility to its owner, completely refurbished the El Cubo plant in seven months and drove 10.6 kilometres of underground development. Furthermore the Company continued to improve safety programs, site governance and community initiatives.

Endeavour originally outlined 28 separate target areas in and around the existing mines at El Cubo with near-term potential to delineate new reserves and resources. In 2013, the Company drilled 18,450 metres in 47 holes to discover new high-grade, gold-silver vein mineralization in the historic Villalpando, V-Asuncion and Dolores veins. Drilling at Dolores helped to extend and define the hanging-wall and footwall vein ore-bodies that are currently in production. Drilling in the Villalpando and V-Asuncion veins, discovered in late 2012 and fast-tracked to production last year, successfully extended this newly discovered mineralized zone over 900 m in strike length, still open for expansion.

Endeavour Silver Corp.

In early 2013, the Company released an updated NI 43-101 Reserve and Resource estimate as at December 15, 2012 for its active silver mining and exploration projects in Mexico. Endeavour achieved its eighth consecutive year of combined reserve and resource growth.

3.2           Significant Acquisitions

No significant acquisitions for which disclosure is required under Part 8 of National Instrument 51-102 were completed by the Company during its most recently completed financial year.

ITEM 4:           DESCRIPTION OF THE BUSINESS

4.1           General Description

The Business of the Company

The Company’s principal business activities are the evaluation, acquisition, exploration, development and exploitation of mineral properties. The Company produces silver-gold from its underground mines at Guanacevi, Bolañitos and El Cubo in Mexico. The Company also has interests in certain exploration properties in Mexico and Chile.

The Company’s business is not materially affected by intangibles such as licences, patents and trademarks, nor is it significantly affected by seasonal changes. Other than as disclosed in this AIF, the Company is not aware of any aspect of its business which may be affected in the current financial year by renegotiation or termination of contracts.

Foreign Operations

As the Company’s producing mines and mineral exploration interests are principally located in Mexico, the Company’s business is dependent on foreign operations. As a developing economy, operating in Mexico has certain risks. See “Risk Factors – Foreign Operations”.

Employees

As at December 31, 2015, the Company had approximately 14 employees based in its Vancouver corporate office and approximately 1,683 full and part-time employees in Mexico. Additional consultants are also retained from time to time for specific corporate activities, development and exploration programs.

Environmental Protection

The Company’s environmental permit requires that it reclaim certain land it disturbs during mining operations. Significant reclamation and closure activities include land rehabilitation, decommissioning of buildings and mine facilities, ongoing care and maintenance and other costs. Although the ultimate amount of the reclamation and rehabilitation costs to be incurred cannot be predicted with certainty, the total undiscounted amount of probability weighted estimated cash flows required to settle the Company’s estimated obligations is $2.1 million for the Guanacevi mine operations, $1.8 million for the Bolañitos mine operations and $4.2 million for the El Cubo mine operations.

Endeavour Silver Corp.

Community, Environmental and Corporate Safety Policies

Endeavour is focused on the improvement of sustainability programs for all stakeholders and understands that such programs contribute to the long term benefit of the Company and society at large. Sustainability programs implemented by the Company range from improving the Company’s safety policies and practices; supporting health programs for the Company’s employees and the local communities; enhancing environmental stewardship and reclamation; sponsoring educational scholarships and job skills training programs; sponsoring community cultural events and infrastructure improvements; and supporting charitable causes.

4.2           Risk Factors

The Company’s ability to generate revenues and profits from its mineral properties, or any other mineral property it may acquire, is dependent upon a number of factors, including, without limitation, the following risk factors.

Precious and Base Metal Price Fluctuations
The profitability of the precious metal operations in which the Company has an interest will be significantly affected by changes in the market prices of precious metals. Prices for precious metals fluctuate on a daily basis, have historically been subject to wide fluctuations and are affected by numerous factors beyond the control of the Company such as the level of interest rates, the rate of inflation, central bank transactions, world supply of the precious metals, foreign currency exchange rates, international investments, monetary systems, speculative activities, international economic conditions and political developments. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving adequate returns on invested capital or the investments retaining their respective values. Declining market prices for these metals could materially adversely affect the Company’s operations and profitability.

Fluctuations in the price of consumed commodities
Prices and availability of commodities consumed or used in connection with exploration, development and mining, such as natural gas, diesel, oil, electricity, cyanide and other re-agents fluctuate and affect the costs of production at our operations. These fluctuations can be unpredictable, can occur over short periods of time and may have a materially adverse impact on our operating costs or the timing and costs of various projects. Our general policy is not to hedge our exposure to changes in prices of the commodities that we use in our business.

Foreign Exchange Rate Fluctuations
Operations in Mexico and Canada are subject to foreign currency exchange fluctuations. The Company raises its funds through equity issuances which are priced in Canadian dollars, and the majority of the exploration costs of the Company are denominated in United States dollars and Mexican pesos. The Company may suffer losses due to adverse foreign currency fluctuations.

Competitive Conditions
Significant competition exists for natural resource acquisition opportunities. As a result of this competition, some of which is with large, well established mining companies with substantial capabilities and significant financial and technical resources, the Company may be unable to either compete for or acquire rights to exploit additional attractive mining properties on terms it considers acceptable. Accordingly, there can be no assurance that the Company will be able to acquire any interest in additional projects that would yield reserves or results for commercial mining operations.

Endeavour Silver Corp.

Operating Hazards and Risks
Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include, but are not limited to, the following: environmental hazards, industrial accidents, third party accidents, unusual or unexpected geological structures or formations, fires, power outages, labour disruptions, floods, explosions, cave-ins, land-slides, acts of God, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, war, rebellion, revolution, delays in transportation, inaccessibility to property, restrictions of courts and/or government authorities, other restrictive matters beyond the reasonable control of the Company, and the inability to obtain suitable or adequate machinery, equipment or labour and other risks involved in the operation of mines.

Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, delayed production and resultant losses, increased production costs, asset write downs, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damages. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. Any compensation for such liabilities may have a material, adverse effect on the Company’s financial position.

Our property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to us or to other companies within the industry at reasonable terms or at all. In addition, our insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse effect on our business.

Mining Operations
The capital costs required by the Company’s projects may be significantly higher than anticipated. Capital and operating costs, production and economic returns, and other estimates contained in the Company’s current technical reports, may differ significantly from those provided for in future studies and estimates and from management guidance, and there can be no assurance that the Company’s actual capital and operating costs will not be higher than currently anticipated. In addition, delays to construction and exploration schedules may negatively impact the net present value and internal rates of return of the Company’s mineral properties as set forth in the applicable technical report. Similarly, there can be no assurance that historical rates of production, grades of ore processed, rates of recoveries or mining cash costs will not experience fluctuations or differ significantly from current levels over the course of the mining operations conducted by the Company.

In addition, there can be no assurance that the Company will be able to continue to extend the production from its current operations through exploration and drilling programs.

Infrastructure
Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of the Company’s projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploitation or development of the Company’s projects will be commenced or completed on a timely basis, if at all; the resulting operations will achieve the anticipated production volume, or the construction costs and ongoing operating costs associated with the exploitation and/or development of the Company’s advanced projects will not be higher than anticipated. In addition, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations and profitability.

Endeavour Silver Corp.

Exploration and Development
There is no assurance given by the Company that its exploration and development programs and properties will result in the discovery, development or production of a commercially viable ore body or yield new reserves to replace or expand current reserves.

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At this time, other than the mineral reserves on the Company’s Guanacevi Mines Project, Bolañitos Mines Project and El Cubo Mine, none of the Company’s properties have any defined ore-bodies with proven reserves.

The economics of developing silver, gold and other mineral properties are affected by many factors including capital and operating costs, variations of the tonnage and grade of ore mined, fluctuating mineral markets, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Depending on the prices of silver, gold or other minerals produced, the Company may determine that it is impractical to commence or continue commercial production.

Substantial expenditures are required to discover an ore-body, to establish reserves, to identify the appropriate metallurgical processes to extract metal from ore, and to develop the mining and processing facilities and infrastructure. The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, conditions for precious and base metals, the proximity and capacity of milling and smelting facilities, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection. In order to commence exploitation of certain properties presently held under exploration concessions, it is necessary for the Company to apply for an exploitation concession. There can be no guarantee that such a concession will be granted. Unsuccessful exploration or development programs could have a material adverse impact on the Company’s operations and profitability.

Calculation of Reserves and Resources and Precious Metal Recoveries
There is a degree of uncertainty attributable to the calculation and estimation of reserves and resources and their corresponding metal grades to be mined and recovered. Until reserves or resources are actually mined and processed, the quantities of mineralization and metal grades must be considered as estimates only. Any material change in the quantity of mineral reserves, mineral resources, grades and recoveries may affect the economic viability of the Company’s properties.

Decreases in the market price of silver or gold may render the mining of reserves uneconomic.
The mineral resource and reserve figures included in the AIF and the documents incorporated by reference are estimates, which are, in part, based on forward-looking information, and no assurance can be given that the indicated level of silver and gold will be produced. Factors such as metal price fluctuations, increased production costs and reduced recovery rates may render the present proven and probable reserves unprofitable to develop at a particular site or sites for periods of time.

The NI 43-101 technical reports in respect of the Guanacevi Mines, the Bolanitos Mines and the El Cubo Mine assume the following metal prices: $16 per ounce for silver and $1,200 per ounce for gold. The Terronera PEA assumes the following metal prices in the base case plan: $18 per ounce for silver and $1,260 per ounce for gold. Mineral reserve and resource estimates would be lower than estimated to the extent that actual metal prices are lower than assumed.

Endeavour Silver Corp.

Replacement of Reserves and Resources
The Guanaceví, Bolañitos and El Cubo mines are the Company’s only current sources of mineral production. Current life-of-mine plans provide for a defined production life for mining at the Company’s mines. The Bolañitos mine has an expected mine life of less than two years based on current proven and probable reserves and production levels. If the Company’s mineral reserves and resources are not replaced either by the development or discovery of additional reserves and/or extension of the life-of-mine at its current operating mines or through the acquisition or development of an additional producing mine, this could have an adverse impact on the Company’s future cash flows, earnings, financial performance and financial condition, including as a result of requirements to expend funds for reclamation and decommissioning.

Acquisition Strategy
As part of the Company’s business strategy, it has sought and will continue to seek new mining and development opportunities in the mining industry. In pursuit of such opportunities, it may fail to select appropriate acquisition candidates, negotiate appropriate acquisition terms, conduct sufficient due diligence to determine all related liabilities or to negotiate favourable financing terms. The Company may encounter difficulties in transitioning the business, including issues with the integration of the acquired businesses or its personnel into the Company. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit its business.

Integration of New Acquisitions
The Company’s success at completing any acquisitions will depend on a number of factors, including, but not limited to: identifying acquisitions which fit the Company’s strategy; negotiating acceptable terms with the seller of the business or property to be acquired; and obtaining approval from regulatory authorities in the jurisdictions of the business or property to be acquired.

The positive effect on the Company’s results arising from past and future acquisitions will depend on a variety of factors, including, but not limited to: assimilating the operations of an acquired business or property in a timely and efficient manner including the existing work force, union arrangements and existing contracts; maintaining the Company’s financial and strategic focus while integrating the acquired business or property; implementing uniform standards, controls, procedures and policies at the acquired business, as appropriate; and to the extent that the Company makes an acquisition outside of markets in which it has previously operated, conducting and managing operations in a new operating environment and under a new regulatory regime where it has no direct experience.

Past and future business or property acquisitions could place increased pressure on the Company’s cash flow if such acquisitions involve cash consideration or the assumption of obligations requiring cash payments. The integration of the Company’s existing operations with any acquired business will require significant expenditures of time, attention and funds. Achievement of the benefits expected from consolidation would require the Company to incur significant costs in connection with, among other things, implementing financial and planning systems. The Company may not be able to integrate the operations of a recently acquired business or restructure the Company’s previously existing business operations without encountering difficulties and delays. In addition, this integration may require significant attention from the Company’s management team, which may detract attention from the Company’s day-to-day operations. Over the short-term, difficulties associated with integration could have a material adverse effect on the Company’s business, operating results, financial condition and the price of the Company’s common shares. In addition, the acquisition of mineral properties may subject the Company to unforeseen liabilities, including environmental liabilities.

Endeavour Silver Corp.

Foreign Operations
The Company’s operations are currently conducted through subsidiaries principally in Mexico and, as such, its operations are exposed to various levels of political, economic and other risks and uncertainties which could result in work stoppages, blockades of the Company’s mining operations and appropriation of assets. Some of the Company’s operations are located in areas where Mexican drug cartels operate. These risks and uncertainties vary from region to region and include, but are not limited to, terrorism; hostage taking; local drug gang activities; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Local opposition to mine development projects could arise in Mexico, and such opposition could be violent. There can be no assurance that such local opposition will not arise with respect to the Company’s Mexican operations. If the Company were to experience resistance or unrest in connection with its Mexican operations, it could have a material adverse effect on its operations and profitability. To the extent the Company acquires mineral properties in jurisdictions other than Mexico, it may be subject to similar and additional risks with respect to its operations in those jurisdictions.

Government Regulation
The Company’s operations, exploration and development activities are subject to extensive foreign federal, state and local laws and regulations governing such matters as environmental protection, management and use of toxic substances and explosives, management of natural resources, health, exploration and development of mines, production and post-closure reclamation, safety and labour, mining law reform, price controls import and export laws, taxation, maintenance of claims, tenure, government royalties and expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company’s operations. The activities of the Company require licenses and permits from various governmental authorities.

The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, changes to existing laws and regulations and more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expenses, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of its properties. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety practices of the Company’s past and current operations, or possibly even those actions of parties from whom the Company acquired its mines or properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. The Company retains competent and well trained individuals and consultants in jurisdictions in which it does business, however, even with the application of considerable skill the Company may inadvertently fail to comply with certain laws. Such events can lead to financial restatements, fines, penalties, and other material negative impacts on the Company.

Mexican Foreign Investment and Income Tax Laws
On October 31, 2013, the Mexican Tax Reform package was approved by the Mexican Congress and it came into effect on January 1, 2014. This law applies on a prospective basis and is expected to affect the future earnings of the Company’s operations in Mexico. The Company has taken the position that the 7.5% mining royalty is an income tax in accordance with IFRS for financial reporting purpose, as it is based on a measure of revenue less certain specified costs. On substantial enactment, a taxable temporary difference arises, as property, plant and equipment and exploration and evaluation assets have book basis but no tax basis for purposes of the royalty.

Endeavour Silver Corp.

In December 2012, the Mexican government amended federal labour laws with respect to the use of service companies, subcontracting arrangements and the obligation to compensate employees with appropriate profit-sharing in Mexico. While the Company believes it is probable that these amended labour laws will not result in any material obligation or additional profit-sharing entitlements for its Mexican employees, there can be no assurance that this will continue to be the case.

Any developments or changes in such legal, regulatory or governmental requirements as described above or otherwise are beyond the control of the Company and may adversely affect its business.

Mexican Tax Assessments
As disclosed under “Legal Proceedings” on page 54 and 55, a subsidiary of the Company in Mexico has received a tax assessment from Mexican fiscal authorities.

In June 2015, the Superior Court ruled in favour of MSCG on a number of the matters under appeal; however, the Superior Court ruled against MSCG for failure to provide appropriate support for certain deductions taken in MSCG’s 2006 tax return. An assessment by the Tax Court was made, however the Tax Court did not follow the Superior Court directive as required by law. Therefore the Company filed another Nullity action for the Tax Court to follow the Superior Court directive during the year. The Company expects the Tax Court to make a final assessment based on the Superior Court directive in 2017. The Company estimates the impact of the Superior Court ruling will result in an additional tax expense of MXN 31.7 million (~USD $1.8 million) to MSCG for fiscal 2006 when the Tax Court rules on a final assessment. As of December 31, 2015, the Company estimates additional interest and penalties payable on overdue taxes by MSCG to be MXN 65.7 million (~USD $3.8 million). If MSCG agrees to pay the tax assessment, or a lesser settled amount, it is eligible to apply for forgiveness of 100% of the penalties and 50% of the interest, with the latter amounting to MXN 22.6 million (~USD $1.3 million) on the MXN 31.7 million estimated tax assessment.

Included in the Company’s consolidated financial statements, are net assets of $240,000, including $42,000 in cash, of MSCG. Following the Tax Court’s rulings, MSCG is in discussions with the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. As of September 30, 2015, the Company recognized an allowance for transferring the shares and assets of MSCG amounting to $240,000. The Company is currently assessing MSCG’s settlement options, however the Tax Court assessment must be received before any negotiation can be finalized or a decision is made.

While the Company is of the view that the tax assessment has no legal merit and is contesting it, there is no assurance that the Company will be successful or that the Company will not have to pay the full amount of the assessment plus interest and penalties. If the Company is unsuccessful this could negatively impact the Company’s financial position and create difficulties for the Company in dealing with Mexican fiscal authorities in the future. As a result of a detailed review of the Company’s financial information and delivery of appropriate requested documents to the Mexican fiscal authorities, the Company has estimated that there is no material potential tax exposure arising under the assessment.

Obtaining and Renewing of Government Permits
In the ordinary course of business, the Company is required to obtain and renew government permits for the operation and expansion of existing operations or for the development, construction and commencement of new operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and possibly involving public hearings and costly undertakings on the Company’s part. The duration and success of the Company’s efforts to obtain and renew permits are contingent upon many variables not within its control including the interpretation of applicable requirements implemented by the permitting authority.

Endeavour Silver Corp.

The Company may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed what the Company believes it can recover from a given property once in production. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could adversely impact the Company’s operations and profitability.

Environmental Factors
All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that any future changes in environmental regulation will not adversely affect the Company’s operations. The costs of compliance with changes in government regulations have the potential to reduce the profitability of future operations. Environmental hazards that may have been caused by previous or existing owners or operators may exist on the Company’s mineral properties, but are unknown to the Company at present.

Title to Assets
Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys of the claims in which it holds direct or indirect interests and, therefore, the precise area and location of such claims may be in doubt. The Company’s claims may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by unidentified or unknown defects. The Company has conducted as thorough an investigation as possible on the title of properties that it has acquired or will be acquiring to be certain that there are no other claims or agreements that could affect its title to the concessions or claims. If title to the Company’s properties is disputed it may result in the Company paying substantial costs to settle the dispute or clear title and could result in the loss of the property, which events may affect the economic viability of the Company.

Employee Recruitment and Retention
Recruiting and retaining qualified personnel is critical to the Company’s success. The Company is dependent on the services of key executives including the Company’s President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on managing the Company’s interests. The number of persons skilled in acquisition, exploration, development and operation of mining properties are limited and competition for such persons is intense. As the Company’s business activity grows, the Company will require additional key financial, administrative and mining personnel as well as additional operations staff. We could experience increases in our recruiting and training costs and decreases in our operating efficiency, productivity and profit margins. If we are not able to attract, hire and retain qualified personnel, the efficiency of our operations could be impaired, which could have an adverse impact on the Company’s future cash flows, earnings, financial performance and financial condition.

Potential Conflicts of Interest
The directors and officers of the Company may serve as directors and/or officers of other public and private companies, and may devote a portion of their time to manage other business interests. This may result in certain conflicts of interest.

To the extent that such other companies may participate in ventures in which the Company is also participating, such directors and officers of the Company may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each company’s participation. The laws of British Columbia, Canada, require the directors and officers to act honestly, in good faith, and in the best interests of the Company and its shareholders. However, in conflict of interest situations, directors and officers of the Company may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions.

Endeavour Silver Corp.

There is no assurance that the needs of the Company will receive priority in all cases. From time to time, several companies may participate together in the acquisition, exploration and development of natural resource properties, thereby allowing these companies to: (i) participate in larger properties and programs; (ii) acquire an interest in a greater number of properties and programs; and (iii) reduce their financial exposure to any one property or program. A particular company may assign, at its cost, all or a portion of its interests in a particular program to another affiliated company due to the financial position of the company making the assignment.

In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, it is expected that the directors and officers of the Company will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Third Party Reliance
The Company’s rights to acquire interests in certain mineral properties have been granted by third parties who themselves may hold only an option to acquire such properties. As a result, the Company may have no direct contractual relationship with the underlying property holder.

Absolute Assurance on Financial Statements
We prepare our financial reports in accordance with accounting policies and methods prescribed by International Financial Reporting Standards. In the preparation of financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition or results of operations of the Company. Significant accounting details are described in more detail in the notes to our annual consolidated financial statements for the year ended December 31, 2015. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported, we have implemented and continue to analyze our internal control systems for financial reporting. Although we believe our financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, we cannot provide absolute assurance in that regard.

General Economic Conditions
The unprecedented events in global financial markets during the last few years have had a profound effect on the global economy. Many industries, including the gold and silver mining industry, are affected by these market conditions. Some of the key effects of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company’s growth and profitability.

Specifically:

  the volatility of gold and silver prices affects our revenues, profits and cash flow;

  volatile energy prices, commodity and consumables prices and currency exchange rates affect our production costs; and

  the devaluation and volatility of global stock markets affects the valuation of our equity securities.

These factors could have a material adverse effect on the Company’s financial condition and financial performance.

Endeavour Silver Corp.

Substantial Volatility of Share Price
The market prices for the securities of mining companies, including our own, have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. In addition, because of the nature of our business, certain factors such as our announcements and the public’s reaction, our operating performance and the performance of competitors and other similar companies, fluctuations in the market prices of our resources, government regulations, changes in earnings estimates or recommendations by research analysts who track our securities or securities of other companies in the resource sector, general market conditions, announcements relating to litigation, the arrival or departure of key personnel and the risk factors described in this AIF can have an adverse impact on the market price of the Common Shares. Any negative change in the public’s perception of Endeavour’s prospects could cause the price of our securities, including the price of our Common Shares, to decrease dramatically. Furthermore, any negative change in the public’s perception of the prospects of mining companies in general could depress the price of our securities, including the price of our Common Shares, regardless of our results. Following declines in the market price of a company’s securities, securities class-action litigation is often instituted. Litigation of this type, if instituted, could result in substantial costs and a diversion of our management’s attention and resources.

Need for additional financing
The Company’s current cash and cash-flows may not be sufficient to pursue additional exploration, development or discovery of additional reserves, extension to life-of-mines or new acquisitions and, therefore, the Company may require additional financing. Additional financing may not be available on acceptable terms, if at all. The Company may need additional financing by way of private or public offerings of equity or debt or the sale of project or property interests in order to have sufficient working capital for its business objectives, as well as for general working capital purposes.

The success and the pricing of any such capital raising and/or debt financing will be dependent upon the prevailing market conditions at that time. There can be no assurance that financing will be available to the Company or, if it is available, that it will be offered on acceptable terms. If additional financing is raised through the issuance of equity or convertible debt securities of the Company, this may negatively impact the price of the Common Shares and the interests of shareholders in the net assets of the Company may be diluted.

Differences in U.S. and Canadian reporting of mineral reserves and resources
The Company’s mineral reserve and resource estimates are not directly comparable to those made in filings subject to SEC reporting and disclosure requirements as the Company generally reports mineral reserves and resources in accordance with Canadian practices. These practices are different from those used to report mineral reserve and resource estimates in reports and other materials filed with the SEC. It is Canadian practice to report measured, indicated and inferred resources, which are not permitted in disclosure filed with the SEC by United States issuers. Under SEC rules, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.

Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards "as in-place tonnage and grade without reference to unit of metal measures.

Accordingly, information concerning descriptions of mineralization, reserves and resources contained in this AIF, or in the documents incorporated herein by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

Endeavour Silver Corp.

Material weaknesses in the internal control over financial reporting
In connection with the audit of the Company’s consolidated financial statements for the year ended December 31, 2014, the auditors discovered a material weakness related to the Company’s ineffective management review of the recording of the impairment of long-lived assets and related financial statement disclosures, specifically related to the circular impact on deferred income taxes. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Pursuant to the material weakness identified and disclosed as of December 31, 2014 and due to the inherent complexities in valuing long-lived assets, the Company remediated its internal controls by engaging as a consultant a professional valuation company with experience and knowledge in assessing the financial impact of impairments and will consult with such professional if there are any future impairments. In addition, no assurance can be provided that the Company has identified all of its existing significant deficiencies and material weaknesses, or that it will not in the future have additional significant deficiencies or material weaknesses. Section 404 of the U.S. Sarbanes-Oxley Act (“SOX”) requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the independent auditor addressing this assessment. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of the Company’s financial statements, which in turn could harm the business and negatively affect the trading price of the Common Shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause us to fail to meet reporting obligations. Future acquisitions of companies may also provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable the Company.

In addition, no evaluation can provide complete assurance that the internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company expands, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that it continue to improve the internal control over financial reporting. Although the Company intend to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, it cannot be certain that it will be successful in complying with Section 404 of SOX.

Company’s Credit Facility with the Bank of Nova Scotia
The Company has a Facility with Scotiabank (terms as defined under Item 14.1 Material Contracts). The Facility requires the Company to make certain interest payments, provide a first-ranking security interest over all of its assets and also contains a number of covenants that impose significant operating and financial restrictions on the Company and may limit the Company’s ability to engage in acts that may be in its long-term best interest.

If the Company’s cash flows and cash and cash equivalents are insufficient to fund its debt service obligations, including repayment or renewal of the Facility at the end of its term, the Company could face liquidity problems and could be forced to seek amendments to the Facility, or reduce or delay investments and capital expenditures, dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance the Company’s indebtedness, including the Facility. The Company may not be able to affect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternatives may not allow the Company to meet its scheduled debt service obligations. There can be no certainty that the Company will be able to repay or renew the Facility at maturity and the failure to do so would have a material adverse effect on the Company.

Endeavour Silver Corp.

In addition, a breach of the covenants under the Facility could result in an event of default under the applicable indebtedness. Such a default may allow the creditors to accelerate the related debt, and may result in the acceleration of any other debt to which a cross acceleration or cross default provision applies. In the event a lender accelerates the repayment of the Company’s borrowings, the Company may not have sufficient assets to repay its indebtedness. The security interests provided by the Company under the Facility may adversely affect the Company’s ability to secure other types of financing. As a result of the security interests granted to the Scotiabank, any default under Facility including any covenants thereunder, could result in the loss of the Company’s entire interest in its material assets.

Potential dilution of present and prospective shareholdings
In order to finance future operations and development efforts, the Company may raise funds through the issue of common shares or the issue of securities convertible into common shares. The Company cannot predict the size of future issues of common shares or the issue of securities convertible into common shares or the effect, if any, that future issues and sales of the Company’s common shares will have on the market price of its common shares. Any transaction involving the issue of shares, or securities convertible into shares, could result in dilution, possibly substantial, to present and prospective holders of shares.

Lack of Dividends
The Company has never declared or paid any dividends on the Common Shares. Endeavour intends, for the foreseeable future, to retain its future earnings, if any, to finance its exploration activities and further development and the expansion of the business. The payment of future dividends, if any, will be reviewed periodically by the Board of Directors of Endeavour and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund our exploration activities, development and growth, and other factors that the Board may consider appropriate in the circumstances.

Future Sales of Common Shares by Existing Shareholders
Sales of a large number of the Company’s common shares in the public markets, or the potential for such sales, could decrease the trading price of the common shares and could impair the Company’s ability to raise capital through future sales of common shares.

Claims Under U.S. Securities Laws
The enforcement by investors of civil liabilities under the federal securities laws of the United States may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, Canada, that the independent registered chartered accountants who have audited the Company’s financial statements and some or all of the Company’s directors and officers may be residents of Canada or elsewhere, and that all or a substantial portion of the Company’s assets and said persons are located outside the United States. As a result, it may be difficult for holders of the Company’s common shares to effect service of process within the United States upon people who are not residents of the United States or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States

Financial Instruments
From time to time, the Company may use certain financial instruments to manage the risks associated with changes in silver prices, interest rates and foreign currency exchange rates. The use of financial instruments involves certain inherent risks including, among other things: (i) credit risk, the risk of default on amounts owing to the Company by the counterparties with which Company has entered into such transaction; (ii) market liquidity risk, the risk that the Company has entered into a position that cannot be closed out quickly, either by liquidating such financial instrument or by establishing an offsetting position; (iii) unrealized mark-to-market risk, the risk that, in respect of certain financial instruments, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

Endeavour Silver Corp.

Financial Reporting Standards
The Company prepares its financial reports in accordance with IFRS applicable to publicly accountable enterprises effective January 1, 2011. In preparation of financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. Significant accounting policies are described in more detail in the Company’s audited financial statements. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use, transactions are properly recorded and reported and the Company has implemented and continues to analyze its internal control systems for financial reporting. Although the Company believes its financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, the Company cannot provide absolute assurance.

4.3           Asset-Backed Securities Outstanding

The Company has not issued any asset-backed securities.

4.4           Mineral Projects

To satisfy the reporting requirements of National Instrument 51-102F2 with respect to the Company’s mineral projects, the Company has opted, as permitted by the Instrument, to reproduce the summaries from the technical reports on the respective material properties.

Guanacevi Mines Project, Durango State, Mexico

The following summary of the Guanacevi Mines Project is extracted from a technical report titled “NI 43-101 Technical Report Updated Mineral Resource and Reserve Estimates for the Guanacevi Project, Durango State, Mexico” prepared by Hard Rock Consulting LLC, with an effective date of December 31, 2015 and dated March 3, 2016]. The complete report can be viewed on SEDAR at www.sedar.com. The technical report is incorporated by reference in its entirety into this AIF.

SUMMARY

Introduction

Hard Rock Consulting, LLC (“HRC”) was retained by Endeavour Silver Corp. (“EDR”) to complete an independent technical audit and to update the mineral resource and reserve estimates for the Guanaceví Project (the “Project”) located in Durango State, Mexico. This report presents the results of HRC’s efforts, and is intended to fulfill the Standards of Disclosure for Mineral Projects according to Canadian National Instrument 43-101 (“NI 43-101”). This report was prepared in accordance with the requirements and guidelines set forth in Companion Policy 43-101CP and Form 43-101F1 (June 2011), and the mineral resources and reserves presented herein are classified according to Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards - For Mineral Resources and Mineral Reserves, prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on May 10, 2014. The mineral resource and mineral reserve estimates reported here are based on all available technical data and information as of December 31, 2015.

Endeavour Silver Corp.

Property Description and Ownership

The Guanaceví Project is located in the northwest portion of the Mexican state of Durango, approximately 3.6 km west of the town of Guanaceví and 260 km northwest of the capital city of Durango. The approximate geographic center of the Project is 105°58'20"W longitude and 25°54'47"N latitude. At present, the Project is comprised of 51 mineral concessions for a total property area of 4,171.5546 ha.

EDR controls the Guanaceví Project through its 100% owned Mexican subsidiary, Endeavour Gold Corporation S.A. de C.V. (Endeavour Gold). Endeavour Gold holds the project through its two 100% owned subsidiaries, Minera Plata Adelante S.A. de C.V. (Minera Plata Adelante) and Refinadora Plata Guanaceví S.A. de C.V. (Refinadora Plata Guanaceví).

Geology and Mineralization

The Guanaceví silver-gold district hosts classic, high-grade silver-gold, epithermal vein deposits characterized by low sulphidation mineralization and adularia-sericite alteration. The Guanaceví veins are typical of most other epithermal silver-gold vein deposits in Mexico in that they are primarily hosted in the Tertiary Lower Volcanic series of andesite flows, pyroclastics and epiclastics, overlain by the Upper Volcanic series of rhyolite pyroclastics and ignimbrites. Evidence is accumulating in the Guanaceví mining district that the mineralization is closely associated with a pulse of silicic eruptions that either signaled the end of Lower Volcanic Sequence magmatism or the onset of Upper Volcanic Sequence activity.

Mineralization at Guanaceví occurs in association with an epithermal low sulphidation, quartz-carbonate, fracture-filling vein hosted by a structure trending approximately N45°W, dipping 55° southwest. The Santa Cruz vein is the principal host of silver and gold mineralization at Guanaceví, and is located on the west side of the horst of the Guanaceví Formation. The mineralized vein is part of a major fault system that trends northwest and principally places the Guanaceví Formation in the footwall against andesite and/or rhyolite in the hanging wall. The fault and vein comprise a structural system referred to locally as the Santa Cruz vein structure or Santa Cruz vein fault. The Santa Cruz vein itself has been traced for 5 km along trend, and averages approximately 3.0 m in width. High-grade mineralization in the system is not continuous, but occurs in steeply northwest-raking shoots up to 200 m in strike length. A secondary mineralized vein is located sub-parallel and subjacent to the Santa Cruz vein, in the footwall, and while less continuous is economically significant in the Porvenir Dos and North Porvenir portions of the Project.

Status of Exploration

In 2015, EDR spent US $1,548,683 (including property holding costs) on exploration activities, including drilling, at the Guanaceví Project. Local field exploration activities in 2015 included geological mapping, sampling, and interpretation in the La Guirnalda, Santa Cruz West, and Garibaldi claim areas. Regional field exploration was conducted over several concessions peripheral to the Guanaceví Project, and included collection and analysis of a total of 1, 011 rock samples.

In 2015, EDR conducted a surface drilling program mainly focused on exploring the Santa Cruz vein in the shallow portion of the Porvenir Comedor area and the eastern portion of the Santa Cruz mine (Santa Cruz East). A total of 5,002.60 m were drilled in 17 holes. In 2015, underground drilling conducted at Guanaceví was focused on exploring the Santa Cruz Vein at depth in the North Porvenir and Santa Cruz mines. Underground drilling was also completed at the Porvenir 4 mine in order to test the Santa Cruz vein at depth and to test the secondary Veta Nueva vein, located in the footwall of the Santa Cruz vein. The underground drilling program included a total of 4,547 m drilled in 22 holes.

Endeavour Silver Corp.

Since acquisition of the Guanaceví Project in 2004, through December 31, 2015, EDR has completed 690 diamond drill holes totaling 191,116 m and 22 reverse circulation drill holes totaling 2,977 m on the entire Guanaceví Mines Project. Of this total, approximately 147,718 m of diamond drilling in 504 holes have been completed on the Santa Cruz vein structure. Holes were drilled from both surface and underground drill stations, and 54,799 samples have been collected and submitted for assay.

Development and Operations

Conventional cut and fill mining or by long hole stope methods are employed at Guanaceví. Cut and fill stopes are generally 15m long and 5m high, and long hole stopes are 15m long and 20m high. Access to the stoping areas is provided by a series of primary and secondary ramps located in the footwall. The ramps have grades from minus 15% to plus 12%, with plus or minus 12% as standard. The cross-cuts are 4 m by 4 m for the primary ramps and 3.5 m by 3.5 m for the secondary ramps.

In the upper parts of the mine, stope access is by short (10m to 40m) cross-cuts from the ramp to the vein/stope. These cross-cuts are generally 3.5m by 3.5m in cross-section and are usually driven down at minus 18% to intersect with the stope. As the stope advances up-dip on the vein, the back is taken down the cross-cuts to maintain access until the cross-cut reaches a maximum inclination of 15%. In the lower parts of the mine (below the water table) stope access is by 90m long cross-cuts to the vein/stope. The cross-cuts are generally 3.0m by 3.5m in cross-section and are driven at plus 1% to intersect the stope (for water drainage). As the stope advances up-dip on the vein, the back is taken down in these cross-cuts to maintain access until the cross-cut reaches a maximum inclination of plus 15%.

Mining in the stopes is done with jackleg drills. Back cuts are taken 2m to 2.5m high via vertical up-hole drilling or by breasting. The broken material is mucked out using scooptrams (2 yard or 3.5 yard depending on vein width). Waste fill from mine development is placed in the stope by the same scooptrams to within 2 m to 2.5 m of the back. When the vein is less than minimum mining width, the footwall is slashed to provide adequate width. This slashing is done during the fill cycle and the slashed material remains in the stope as fill.

In 2015, stope production in the deep Porvenir North mine concentrated on the 3134 levels. The 4122 ramp was also continued over to the 3123 level stopes (Upper North Porvenir). In the Central Porvenir mine development of the 4114 (+) ramp generated three new levels: 3145-2, 3146-2 and 3147-2. Stope production came from the 3147-2 and 3146-2 utilizing long hole stoping. In the Santa Cruz mine, the development of the main ramp to access the deepest levels is currently in progress. The ramp has reached the 3359 level’s north and south principal veins and 3160 level. Lateral ramps to the 3159-2 north and south extension are in progress and the 3160-2 ramp is advancing. During 2015 the 4118 (+) ramp was also advanced opening up the XC-7-2, XC-9-2, 3151 and upper levels. Other important developments in ore or on structure were completed on the far south 3356, 3357, 3358 and 3359 levels. Stope production came from the 3351, 3353, 3354, 3355, 3357, 3358 and 3359 by either long hole or cut and fill mining.

Development of the main ramp at Porvenir 4 continued to reach the 3358 main production zone. Development in ore was completed on the 3507, 3508 B (Bajo) levels. Stope production came from the 3504, 3506, 3507 and 3508 B (Bajo). Total mine reported production for 2015 was 431,431 tonnes at 295 g/t Ag and 0.62 g/t Au.

As of December 31, 2015, the Guanaceví mines project had a roster of 542 employees and an additional 128 contractors. The mine operates on two 10-hour shifts, 7 days a week, whereas the mill operates on a 24/7 schedule.

Endeavour Silver Corp.

Mineral Resource Estimate

Resource geologist Zachary J. Black, SME-RM, of HRC is responsible for the mineral resource estimate presented in this report. Mr. Black is a Qualified Person as defined by NI 43-101, and is independent of EDR. The mineral resources reported herein are classified as Measured, Indicated and Inferred according to CIM Definition Standards.

HRC estimated the mineral resource for the Guanaceví Project based on drillhole data constrained by geologic vein boundaries with an Inverse Distance Weighted (“ID”) algorithm. Datamine Studio RM® V1.0.73.0 (“Datamine”) software was used to complete the resource estimate in conjunction with Leapfrog Geo® V.3.0.0 (“Leapfrog”), which was used to produce the geologic model. The metals of interest at Guanaceví are gold and silver.

The Guanaceví mineral resource is comprised of 22 individual veins. The veins are further subdivided by area and modeling method. The mineral resources have been estimated using either a Vertical Longitudinal Projection (VLP) polygonal method (4 veins) or as 3-dimensional (“3D”) block model (18 veins).

The resources based on the 2D polygonal methods are estimated by using a fixed distance VLP from sample points. The VLPs are created by projecting vein geology and underground workings onto a vertical 2D long section. The 2D estimates were classified based on the distance to the nearest sample. Measured mineral resources are the area of the defined resource blocks within 10 meters of a sample. Indicated mineral resources are the area of the defined resource blocks within 20 meters of a sample. Inferred mineral resources are those blocks greater than 20 meters from a sample and have a value for estimated silver.

HRC constructed the 3D vein models using Leapfrog. Eighteen veins were modeled using a linear interpolation methodology and sample intervals. Cross-sections orthogonal to the strike of the vein were used to select intervals from drillholes representing the vein material. Level sections were used to select vein material from channel samples. Points representing the hanging wall and footwall contacts were extracted by the software to interpolate hanging wall and footwall surfaces. These surfaces were used to delineate each vein solid. The surfaces were evaluated in 3-dimensions to ensure that both the down dip and along strike continuity was maintained throughout the model. Veins were clipped against younger veins, topography, and the concession boundaries.

The mineral resource estimate includes all analytical data obtained as of December 31, 2015. Mineral resources are not mineral reserves and may be materially affected by environmental, permitting, legal, socio-economic, political, or other factors. Mineral resources are reported above a silver equivalent grade of 182 gpt, assuming a silver price of $17.60 per ounce. HRC used a cutoff grade to test for reasonable prospects for economic extraction.

Endeavour Silver Corp.

The mineral resources for the Guanaceví mine as of December 31, 2015, are summarized in Table 1-1. The resources are exclusive of the mineral reserves.

Table 1-1 Mineral Resource Estimate, Effective Date December 31, 2015

Classification	Tonnes	Silver Equivalent	Silver		Gold
		g/t	g/t	oz.	g/t	oz.
Measured	181,500	342	304	1,777,309	0.53	3,097
Indicated	2,313,100	331	277	20,564,771	0.78	58,127
Measured + Indicated	2,494,600	332	279	22,342,080	0.76	61,224
Inferred	1,150,600	358	308	11,390,368	0.72	26,551
Total	3,645,300	340	288	33,732,449	0.75	87,775

1.	Measured, Indicated and Inferred resource cut-off grades were 182 g/t silver equivalent at Guanaceví.
2.

Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves.

3.	Metallurgical recoveries were 83.5% silver and 86.2% gold.
4.	Silver equivalents are based on a 70:1 silver: gold ratio
5.	Price assumptions are $17.60 per ounce for silver and $1,260 per ounce for gold for resource cutoff calculations.
6.	Mineral resources are estimated exclusive of and in addition to mineral reserves.

Mineral Reserve Estimate

Mr. Jeff Choquette, P.E., MMSA-QP, of HRC is responsible for the mineral reserve estimate presented in this report. Mr. Choquette is Qualified Person as defined by NI 43-101 and is independent of EDR. The mineral reserve estimate for EDR’s Guanaceví Project has an effective date of December 31st, 2015. The mineral reserve estimate includes the Santa Cruz and Porvenir Norte areas of the mine and the ore stockpiles at the mill site. Stope designs for reporting the mineral reserves were created utilizing the updated resources and cutoff’s established for 2016. All of the stopes are within readily accessible areas of the active mining areas. Ore is processed in the on-site mill, leaching circuit and Merrill Crowe process capable of processing 1,300 tpd.

HRC utilized Datamine’s Mineable Shape Optimizer (“MSO”) program to generate the stopes for the reserve mine plan. The stopes were created based solely on Measured and Indicated resources above the calculated cutoff, which have demonstrated to be economically viable; therefore, Measured and Indicated mineral resources within the stopes have been converted to Proven and Probable mineral reserves as defined by CIM. Inferred mineral resources are classified as waste. Dilution is applied to Measured and Indicated resource blocks depending on the mining method chosen.

The mining breakeven cut-off grade, which includes internal stope dilution, was utilized in Datamine’s MSO to generate the stope designs for defining the reserves. The cut-off is stated as silver equivalent since the ratio between gold and silver is variable and both commodities are sold. The average cut-off grade used for the Guanaceví property is 200 g/t Ag equivalent. Silver equivalent grade is calculated as the silver grade + (gold grade * 70), taking into account gold and silver prices and expected mill recoveries.

Endeavour Silver Corp.

Mineral reserves are derived from Measured and Indicated resources after applying the economic parameters as stated above, and utilizing Datamine’s MSO program to generate stope designs for the reserve mine plan. The Guanaceví Project mineral reserves are derived and classified according to the following criteria:

  Proven mineral reserves are the economically mineable part of the Measured resource for which mining and processing / metallurgy information and other relevant factors demonstrate that economic extraction is feasible. For Guanaceví Project, this applies to blocks located within approximately 10m of existing development and for which EDR has a mine plan in place.

  Probable mineral reserves are those Measured or Indicated mineral resource blocks which are considered economic and for which EDR has a mine plan in place. For the Guanaceví mine project, this is applicable to blocks located a maximum of 35m either vertically or horizontally from development with one exception in the main lower Santa Cruz vein the maximum distance to development was extended to 110m as this area is currently being developed.

The Proven and Probable mineral reserves for the Guanaceví mine as of December 31, 2015 are summarized in Table 1-2. The reserves are exclusive of the mineral resources reported in Section 14 of this report.

Table 1-2 Mineral Reserve Estimate

Classification	Tonnes (t x 1,000)	AgEq g/t	Ag g/t	Ag (oz) * 1,000	Au g/t	Au (oz) * 1,000	% Dilution
Proven	107.4	290.1	254.0	877.2	0.52	1.78	29.9%
Probable	797.9	236.1	205.0	5,260.1	0.45	11.65	25.7%
Total Proven and Probable Reserves	905.3	242.5	210.8	6,137.3	0.46	13.43	26.2%

1.	Reserve cut-off grades are based on a 200 g/t silver equivalent.
2.	Metallurgical Recoveries were 83.5% silver and 86.2% gold.
3.	Mining Recoveries of 95% were applied.
4.	Minimum mining widths were 1.4 meters.
5.	Dilution factors averaged 26.2%. Dilution factors are calculated based on internal stope dilution calculations and external dilution factors of 15% for cut and fill and 30% for long hole.
6.	Silver equivalents are based on a 70:1 silver:gold ratio.
7.	Price assumptions are $16 per ounce for silver and $1,150 per ounce for gold.
8.	Mineral resources are estimated exclusive of and in addition to mineral reserves.
9.	Figures in table are rounded to reflect estimate precision; small differences generated by rounding are not material to estimates.

Conclusions and Recommendations

The QP considers the Guanaceví resource and reserve estimates presented here to conform with the requirements and guidelines set forth in Companion Policy 43-101CP and Form 43-101F1 (June 2011), and the mineral resources and reserves presented herein are classified according to Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards - For Mineral Resources and Mineral Reserves, prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on May 10, 2014. These resources and reserves form the basis for EDR’s ongoing mining operations at the Guanaceví Mines Project.

Endeavour Silver Corp.

The QP is unaware of any significant technical, legal, environmental or political considerations which would have an adverse effect on the extraction and processing of the resources and reserves located at the Guanaceví Mines Project. Mineral resources which have not been converted to mineral reserves, and do not demonstrate economic viability shall remain mineral resources. There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves.

The QP considers that the mineral concessions in the Guanaceví mining district controlled by EDR continue to be highly prospective both along strike and down dip of the existing mineralization.

EDR’s Guanaceví Mines Project has an extensive mining history with well-known silver and gold bearing vein systems. Ongoing exploration has continued to demonstrate the potential for the discovery of additional resources at the project and within the district surrounding the mine. Since EDR took control of the Guanaceví mines Property, new mining areas have enabled EDR to increase production by providing additional sources of mill feed. EDR’s operation management teams continue to search for improvements in efficiency, lowering costs and researching and applying low-cost mining techniques.

For 2016, EDR plans to develop a surface drilling program focused on the North part of the Pelayo vein, and also the South part of the Santa Cruz ore body. Also, underground drilling will be conducted with the objective to determine the extension to depth of the ore bodies at the Central-North Porvenir and Santa Cruz Mine areas; around 500 m of cross-cuts will be developed for these programs. Regional Exploration will continue to try to find possible targets with mineralized zones within 50 km, mainly towards the Northwest and South parts of the District, to potentially acquire properties for future growth. The 2016 surface exploration program is planned to include 3,600 m of core in approximately 15 diamond drill holes to test the Pelayo & Santa Cruz veins. Budgeted cost of the program is US $783,500. The budget cost for the underground program is US $897,000, the program includes 2,000 m of core to test the Santa Cruz vein at the deep Porvenir & Santa Cruz mines.

HRC recommends that the continuation of the conversion of all resources into reserves from 2D polygons to 3D block models be continued. During 2015 considerable progress has been completed on this process. Additional modeling efforts should be made to define the mineralized brecciated areas as they have been an import source of economic material encountered in the current operation, and could provide additional tonnage to support the mine plan.

Currently EDR utilizes the exploration drilling and chip and muck samples in their resource and reserve calculations. HRC recommends that future efforts focus on constructing block models for resource and reserve reporting utilizing only the exploration and underground drilling results. The chip and muck samples should be used to develop the production model. This will help in keeping data densities consistent in each modeling effort and allow another level into the reconciliation process to compare modeling results.

Although the reconciliations conducted by EDR show good comparisons on planned values versus actual values the reconciliation process should be improved to include the estimated tonnes and grade from the resource models. By comparing the LOM plan on a monthly basis to the plant production the actual physical location of the material mined may be different in the plan versus the actual area that was mined. Due to the many faces that are mined during a day this can only be completed on an average monthly basis to account for the blending of this material at the mill. The monthly surveyed as mined areas should be created and saved on a monthly basis for reporting the modeled tonnes for each month. The combination of the 3D block models and 2D and polygonal reserves makes this process difficult but considerable progress has been made during the last year to get all resources and reserves into 3D block models. The model predicted results versus actuals can then be used to determine if dilution factors need to be adjusted or perhaps the resource modeling parameters may require adjustment if there are large variances. On a yearly basis the mill production should be reconciled to the final concentrate shipments and resulting adjustment factors should be explained and reported.

Endeavour Silver Corp.

Bolañitos Mines Project (formerly the Guanajuato Mines Project), Guanajuato State, Mexico

The following summary of the Bolañitos Mines Project is extracted from the technical report titled “NI 43-101 Technical Report: Updated Minerals Resource and Reserve Estimates for the Bolañitos Project (formerly the Guanajuato Mines Project) Guanajuato State Mexico” prepared by Hard Rock Consulting LLC, with an effective date of December 31, 2015 and dated March 3, 2016. The complete report can be viewed on SEDAR at www.sedar.com. The technical report is incorporated by reference in its entirety into this AIF.

SUMMARY

Introduction

Hard Rock Consulting, LLC (“HRC”) was retained by Endeavour Silver Corp. (“EDR”) to complete an independent technical audit and to update the mineral resource and reserve estimates for the Bolañitos Project (the “Project”) located in Guanajuato State, Mexico. This report presents the results of HRC’s efforts, and is intended to fulfill the Standards of Disclosure for Mineral Projects according to Canadian National Instrument 43-101 (“NI 43-101”). This report was prepared in accordance with the requirements and guidelines set forth in Companion Policy 43-101CP and Form 43-101F1 (June 2011), and the mineral resources and reserves presented herein are classified according to Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards - For Mineral Resources and Mineral Reserves, prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on May 10, 2014. The mineral resource and mineral reserve estimates reported here are based on all available technical data and information as of December 31, 2015.

Property Description and Ownership

In 2007, EDR acquired the Bolañitos mine from Industrias Peñoles S.A. de C.V. (Peñoles), the owner at the time, and Minas de la Luz, S.A. de C.V. (Minas de la Luz), the operator at the time. The acquisition included the Mina Cebada, Mina Bolañitos, Mina Golondrinas and Mina Asunción (as well as a few other currently closed mines). Minas de la Luz continued as the operator of the mines until June, 2007, when EDR assumed control. The Mina Asunción is very close to the Mina Bolañitos and the two are currently connected underground.

The Bolañitos Project is located in the state of Guanajuato, Mexico. The mine consists of three operating mines: the Bolañitos, Lucero, and Asuncion mines, which are located near the town of La Luz, about 12 km to the northeast of Guanajuato. All of the mines are readily accessed by paved and gravel roads. EDR also owns the inactive Cebada mine, located about 5 km north of the city of Guanajuato, and the inactive Golondrinas mine, which is 3.5 km to the southwest of Cebada.

Geology and Mineralization

The Bolañitos mine is located in eastern part of the Guanajuato mining district, in the southeastern portion of the Sierra de Guanajuato, which is an anticlinal structure about 100 km long and 20 km wide. Bolañitos is located on the northeast side of this structure where typical primary bedding textures dip 10° to 20° to the north-northeast. Economic mineralization at Bolañitos is known to extend as much as 250 m vertically from 2300 m to 2050 m elevation with the exception of the La Luz vein that extends 400 m vertically from 2300 m to 1900 m.

Endeavour Silver Corp.

The Guanajuato mining district is characterized by classic, high grade silver-gold, epithermal vein deposits with low sulfidation mineralization and adularia-sericite alteration. Veins in the Guanajuato district are typical of most epithermal silver-gold vein deposits in Mexico with respect to the volcanic or sedimentary host rocks and the paragenesis and tenor of mineralization. The Guanajuato mining district hosts three major mineralized fault systems, the La Luz, Veta Madre and Sierra systems.

Of the geological formations associated with the Guanajuato district, only the Esperanza and La Luz Formations occur in the Bolañitos mine area with mineralization residing primarily within the La Luz Formation. Mineralization is known to dissipate at the contact with the Esperanza Formation.

The Veta Madre historically was the most productive vein in the Guanajuato district, and is by far the most continuous, having been traced on the surface for nearly 25 km. The vein dips from 35° to 55º to the southwest with measured displacement of around 1,200m near the Las Torres mine and 1,700 m near La Valenciana mine. The most productive veins at Bolañitos strike parallel to the Veta Madre system.

Bolañitos mineralization is directly related to faulting. Mineralization occurs as open-space fillings in fracture zones or impregnations in locally porous wall rock. Veins which formed in relatively open spaces are the main targets for mining.

Mineralized veins at Bolañitos consist of the classic banded and brecciated epithermal variety. Silver occurs primarily in dark sulfide-rich bands within the veins, with little mineralization within the wall rocks. The major metallic minerals reported include pyrite, argentite, electrum and ruby silver, as well as some galena and sphalerite, generally deeper in the veins. Mineralization is generally associated with phyllic (sericite) and silicification alteration which forms haloes around the mineralizing structures. The vein textures are attributed to the brittle fracturing-healing cycle of the fault-hosted veins during and/or after faulting.

Economic concentrations of precious metals are present in “shoots” distributed vertically and laterally between non-mineralized segments of the veins. Overall, the style of mineralization is pinch-and-swell with some flexures resulting in closures and others generating wide sigmoidal breccia zones.

Status of Exploration

In 2015, EDR spent US $1,453,473 (including property holding costs) on exploration activities, including drilling, at the Bolañitos Project. Geological mapping, sampling, and interpretation of the target areas at Bolañitos included:

  Bolañitos North (Bolañitos, San Ignacio, San Miguel & Realejo Veins);

  Bolañitos South (San Antonio);

  Ana Rosa and Belen (Erika, Ana, Edith and Perla).

These activities were mainly conducted to complete the delineation of the Bolañitos North structures, and to investigate possible targets of interest in the South West part of Belen and in the Ana Rosa claim (located at SW of la Luz town).

Exploration activities were designed to generate drill targets and to further refine areas of interest by discriminating between mineralized and barren ground. Geochemical sampling has been successful identifying vein systems anomalous in gold and silver, as well as identifying other modes of mineralization (Rio Dike). Detailed geologic mapping is problematic in the Bolañitos Project area due to rugged terrain, dense vegetation, and the homogeneity of the country rock, making it difficult to distinguish between units.

Endeavour Silver Corp.

Mineral Resource Estimate

Resource geologist Zachary J. Black, SME-RM, of HRC is responsible for the mineral resource estimate presented here. Mr. Black is a Qualified Person as defined by NI 43-101, and is independent of EDR. EDR estimated the mineral resource for the Bolañitos mine Project based on drillhole data constrained by geologic vein boundaries under the direct supervision of HRC. Datamine Studio RM® V1.0.73.0 (“Datamine”) software was used to audit the resource estimate in conjunction with Leapfrog Geo® V.3.0.0 (“Leapfrog”), which was used to produce a geologic model. The metals of interest at Bolañitos are gold and silver.

The Bolañitos mineral resource is comprised of 21 individual veins. The veins are further subdivided into areas and modeling method. The mineral resources have been estimated using either a Vertical Longitudinal Projection (VLP) polygonal method (9 veins) or as 3-dimensional (“3D”) block model (12 veins). The 3D models have been split into 2 areas based on the vein location within the deposit.

The resources based on the 2D polygonal methods are estimated by using a fixed distance Vertical Longitudinal Projection (VLP) from sample points. The VLPs are created by projecting vein geology and underground workings onto a vertical 2D long section. Resource blocks are constructed on the VLP based on the sample locations in the plane of the projection. EDR geologists review the data for sample trends and delineate areas with similar characteristics along the sample lines. The areas are then grouped based on mining requirements and the average grades and thicknesses of the samples are tabulated for each block. Resource volumes are calculated from the delineated area and the horizontal thickness of the vein, as recorded in the sample database. The volume and density are used to determine the overall resource tonnage for each area, and the grades are reported as a length weighted average of the samples inside each resource block.

HRC validated the vein models provided by EDR using Leapfrog. Ten veins were modeled by EDR using a series of cross-sectional interpretations. The sectional interpretations are based primarily on composite intercepts and are used to construct 3D vein solids in Vulcan. Cross-sections orthogonal to the strike of the vein and level plan sections were used to insure sample selections for compositing were contained within the modeled veins. HRC confirmed the areas reported in EDR resource sheets loading AutoCAD® long VLP’s provided by EDR into ArcGIS® software, and tracing the perimeter of the resource blocks and measuring the area with the built in measuring tool. The dip of the vein and true thickness are known variables.

The mineral resource estimate for the Bolañitos Project as of December 31st, 2015, is summarized in Table 1-1. The mineral resources are exclusive of the mineral reserves.

Table 1-1 Mineral Resource Estimate, Effective Date December 31st, 2015

Classification	Tonnes	Silver Equivalent	Silver		Gold
		g/t	g/t	oz.	g/t	oz.
Measured	101,200	289	140	457,317	2.13	6,920
Indicated	940,700	290	154	4,648,332	1.94	58,742
Measured + Indicated	1,042,00	289	152	5,105,649	1.96	65,662
Inferred	1,291,800	342	171	7,105,584	2.45	101,807
Total	2,333,800	319	163	12,211,233	2.23	167,469

Endeavour Silver Corp.

1.	Measured, Indicated and Inferred resource cut-off grades were 175 g/t silver equivalent at Bolañitos.
2.

Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves.

3.	Metallurgical recoveries were 75.9% silver and 84.7% gold.
4.	Silver equivalents are based on a 70:1 silver:gold ratio
5.	Price assumptions are $17.60 per ounce for silver and $1,260 per ounce for gold for resource cutoff calculations.
6.	Mineral resources are estimated exclusive of and in addition to mineral reserves.

Mineral Reserve Estimate

Mr. Jeff Choquette, P.E., MMSA QP Member, of HRC is responsible for the mineral reserve estimate presented in this report. Mr. Choquette is Qualified Person as defined by NI 43-101 and is independent of EDR. The reserve calculation for the Bolañitos Project was completed in accordance with NI 43-101 and has an effective date of December 31st, 2015. Stope designs for reporting the reserves were created utilizing the updated resources and cutoff’s established for 2016. All of the stopes are within readily accessible areas of the active mining areas. Ore is processed in the on-site mill and floatation process capable of processing 1,600 tpd.

HRC utilized Datamine’s MSO (Mineable shape optimizer) program to generate the stopes for the reserve mine plan. The stopes were created based solely on Measured and Indicated resources above the calculated cutoff, which have demonstrated to be economically viable; therefore, Measured and Indicated mineral resources within the stopes have been converted to Proven and Probable mineral reserves as defined by CIM. Inferred mineral resources are classified as waste. Dilution is applied to Measured and Indicated resource blocks depending on the mining method chosen.

The mining breakeven cut-off grade, which includes internal stope dilution, was utilized in Datamine’s MSO to generate the stope designs for defining the reserves. The cut-off is stated as silver equivalent since the ratio between gold and silver is variable and both commodities are sold. The average cut-off grade used for the Bolañitos property is 192 g/t Ag equivalent. Silver equivalent grade is calculated as the silver grade + (gold grade * 70), taking into account gold and silver prices and expected mill recoveries.

Mineral reserves are derived from Measured and Indicated resources after applying the economic parameters as previously stated, and utilizing Datamine’s MSO program to generate stope designs for the reserve mine plan. The Bolañitos Project mineral reserves are derived and classified according to the following criteria:

  Proven mineral reserves are the economically mineable part of the Measured resource for which mining and processing / metallurgy information and other relevant factors demonstrate that economic extraction is feasible. For Bolañitos Project, this applies to blocks located within approximately 10m of existing development and for which EDR has a mine plan in place.

  Probable mineral reserves are those Measured or Indicated mineral resource blocks which are considered economic and for which EDR has a mine plan in place. For the Bolañitos mine project, this is applicable to blocks located a maximum of 35m either vertically or horizontally from development.

The Proven and Probable mineral reserves for the Bolañitos Project as of December 31, 2015 are summarized in Table 1-2. The reserves are exclusive of the mineral resources reported in Section 14 of this report.

Endeavour Silver Corp.

Table 1-2 Mineral Reserve Estimate

Classification	Tonnes (t x 1,000)	AgEq g/t	Ag g/t	Ag (oz) * 1,000	Au g/t	Au (oz) * 1,000	% Dilution
Proven	205.6	304.1	125.2	827.3	2.60	17.18	16.1%
Probable	172.6	279.0	101.3	562.0	2.73	15.15	33.4%
Total Proven and Probable Reserves	378.1	292.6	114.3	1,389.3	2.66	32.34	24.0%

1.	Reserve cut-off grades are based on a 192 g/t silver equivalent.
2.	Metallurgical Recoveries were 75.9% silver and 84.7% gold.
3.	Mining Recoveries of 95% were applied.
4.	Minimum mining widths were 0.8 meters.
5.	Dilution factors averaged 24.0%. Dilution factors are calculated based on internal stope dilution calculations and external dilution factors of 15% for cut and fill and 30% for long hole.
6.	Silver equivalents are based on a 70:1 silver:gold ratio.
7.	Price assumptions are $16 per ounce for silver and $1,150 per ounce for gold.
8.	Mineral resources are estimated exclusive of and in addition to mineral reserves.
9.	Figures in table are rounded to reflect estimate precision; small differences generated by rounding are not material to estimates.

Conclusions and Recommendations

The QP considers the Bolañitos mineral resource and reserve estimates presented herein to conform with the requirements and guidelines set forth in Companion Policy 43-101CP and Form 43-101F1 (June 2011), and the mineral resources and reserves presented herein are classified according to Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards - For Mineral Resources and Mineral Reserves, prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on May 10, 2014. These mineral resources and reserves form the basis for EDR’s ongoing mining operations at the Bolañitos Mines Project.

The QP is unaware of any significant technical, legal, environmental or political considerations which would have an adverse effect on the extraction and processing of the resources and reserves located at the Bolañitos Mines Project. Mineral resources which have not been converted to mineral reserves, and do not demonstrate economic viability shall remain mineral resources. There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves.

The QP considers that the mineral concessions in the Bolañitos mining district controlled by EDR continue to be highly prospective both along strike and down dip of the existing mineralization.

EDR’s Bolañitos Mines Project has an extensive mining history with well-known silver and gold bearing vein systems. Ongoing exploration has continued to demonstrate the potential for the discovery of additional resources at the project and within the district surrounding the mine. Outside of the currently known reserve/resource areas, the mineral exploration potential for the Bolañitos Project is considered to be very good. Parts of the known vein splays beyond the historically mined areas also represent good exploration targets for additional resource tonnage.

Since EDR took control of the Bolañitos Mines Project, new mining areas have enabled EDR to increase production by providing additional sources of mill feed. EDR’s operation management teams continue to search for improvements in efficiency, lowering costs and researching and applying low-cost mining techniques.

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In 2016, EDR will conduct a surface drilling program at the Bolañitos South area in order to identify potential mineralization in the Gina, Maru and La Cuesta veins. Regional exploration in 2016 will be focused on the Tlachiquera claim (recently staked), located in the northwestern portion of the district. The 2016 surface exploration program is planned to include 1,000 m of core, focused on the veins located at the Bolañitos South area. Budgeted cost of the program is US $ 215,000.

HRC recommends that the process of converting mineral resources into reserves from 2D polygons to 3D block models be continued. During the last couple of years, considerable progress has been made on this process with only nine veins remaining to be converted to 3D. Additional modeling efforts should be made to define the mineralized brecciated areas as they have been an important source of economic material encountered in the current operation, and could provide additional tonnage to support the mine plan.

EDR currently utilizes the exploration drilling and chip and muck samples in their resource and reserve calculations. HRC recommends that future efforts focus on constructing block models for resource and reserve reporting utilizing only the exploration and underground drilling results. The chip and muck samples should be used to develop the production model. This will help keep data densities consistent in each modeling effort and will provide another level in the reconciliation process to compare modeling results.

Although the reconciliations conducted by EDR show good comparison between planned versus actual values, the reconciliation process should be improved to include the estimated tonnes and grade from the resource models. Because the LOM plan is compared to the plant production on a monthly basis, the actual physical location of the material mined may be different than the planned location. Due to the many stopes that are mined during a day this can only be completed on an average monthly basis due to blending of stope material into the mill. The monthly surveyed as mined areas should be created into triangulation solids and saved on a monthly basis for reporting the modeled tonnes for each month. The combination of the 3D block models and 2D and polygonal reserves makes this process difficult but considerable progress has been made during the last year to get all resources and reserves into 3D block models. The model-predicted results versus actual can then be used to determine if dilution factors need to be adjusted, or perhaps the resource modeling parameters may require adjustment if there are large variances. The mill production should be reconciled to the final concentrate shipments on a yearly basis, and resulting adjustment factors should be explained and reported.

El Cubo Mines Project, Guanajuato State, Mexico

The following summary of the El Cubo Mines Project is extracted from the technical report titled “NI 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the El Cubo Project, Guanajuato State Mexico” prepared by Hard Rock Consulting LLC, with an effective date of December 31, 2015 and dated March 3, 2016. The complete report can be viewed on SEDAR at www.sedar.com. The technical report is incorporated by reference in its entirety into this AIF.

Endeavour Silver Corp.

SUMMARY

Introduction

Hard Rock Consulting, LLC (“HRC”) was retained by Endeavour Silver Corp. (“EDR”) to complete an independent technical audit and to update the mineral resource and reserve estimates for the El Cubo Project (the “Project”) located in Guanajuato State, Mexico. This report presents the results of HRC’s efforts, and is intended to fulfill the Standards of Disclosure for Mineral Projects according to Canadian National Instrument 43-101 (“NI 43-101”). This report was prepared in accordance with the requirements and guidelines set forth in Companion Policy 43-101CP and Form 43-101F1 (June 2011), and the mineral resources and reserves presented herein are classified according to Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards - For Mineral Resources and Mineral Reserves, prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on May 10, 2014. The mineral resource and mineral reserve estimates reported here are based on all available technical data and information as of December 31, 2015.

Property Description and Ownership

EDR acquired a 100% interest in the El Cubo Project in July 2012, through purchase of issued and outstanding shares of Mexgold and ensuing acquisition of Mexgold subsidiaries Compañía Minera Del Cubo, S.A. de C.V., AuRico Gold GYC, S.A. de C.V. and Metales Interamericanos, S.A. de C.V.

The El Cubo property is located in central Mexico, in Guanajuato State near the village of El Cubo, approximately 10 km east of the City of Guanajuato and about 280 km northwest of Mexico City. The geographic center of the property is located at roughly 21°00’17” N Latitude and 101°12’ 25” W Longitude, at an elevation of 2265 m above mean sea level. The El Cubo property consists of 57 mining concessions covering an area of approximately 8,141 ha, including several mine adits, ramps, shafts, and the 2000 tpd El Tajo flotation plant.

Geology and Mineralization

The El Cubo mine is located on the southeast flank of the Sierra Madre Occidental geological province in the southeastern portion of the Sierra de Guanajuato, an anticlinal structure about 100 km long and 20 km wide. The property is underlain by a volcano-sedimentary sequence of Mesozoic to Cenozoic age volcanic, sedimentary, and intrusive rocks, some members of which host the veins exploited by the mine. The Cenozoic rocks may have been emplaced in a caldera setting with hydrothermal alteration occurring at approximately 27 Ma (Buchanan, 1980).

The Guanajuato mining district is characterized by classic, high grade silver-gold, epithermal vein deposits with low sulfidation mineralization and adularia-sericite alteration. Veins in the Guanajuato district are typical of most epithermal silver-gold vein deposits in Mexico with respect to the volcanic or sedimentary host rocks and the paragenesis and tenor of mineralization. The Guanajuato mining district hosts three major mineralized fault systems, the La Luz, Veta Madre and Sierra systems. The El Cubo mine exploits veins of the Sierra fault system.

The northwest striking and southwest dipping faults are the main structures containing the very important Villalpando, La Loca, Dolores and Pastora-Fortuna veins. These veins are generally steeply dipping with some northeast dipping sections. The Capulin fault offsets the northwest-striking vein systems at the south end of the El Cubo mine, displacing the Dolores vein downward to the south.

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Veins are the main targets for mining. Some weak stockworks that grade into disseminations are viable targets, especially if they are close enough to surface and can be mined from an open pit. An historic open cut exists on the Dolores vein in the vicinity of the El Tajo mill. The Villalpando and the Dolores veins have been actively mined since the early stages of mining at El Cubo.

Mineralized veins at El Cubo consist of the classic banded and brecciated epithermal variety. Silver occurs primarily in dark sulfide-rich bands within the veins, generally with little mineralization within the wall-rocks. The major metallic minerals reported include pyrite, argentite, electrum and ruby silver, as well as some galena and sphalerite, generally deeper in the veins. Mineralization is generally associated with phyllic (sericite) alteration and silicification which form haloes around the mineralizing structures. The vein textures are attributed to the brittle fracturing-healing cycle of the fault-hosted veins during and/or after faulting.

Economic concentrations of precious metals are present in “shoots” distributed vertically and laterally between non-mineralized segments of the veins, and at important vein intersections. The silver-rich veins, such as Villalpando, contain quartz, adularia, pyrite, acanthite, naumannite and native gold. Native silver is widespread in small amounts. Much of the native silver is supergene. Silver sulfosalts (pyrargyrite and polybasite) are commonly found at depth. Gold-rich veins, such as San Nicolas, contain quartz, pyrite, minor chalcopyrite and sphalerite, electrum, and aguilarite.

Status of Exploration

Historical exploration at El Cubo was largely conducted by drifting along known veins, with very little drilling. Drilling exploration prior to 2000 was sporadic, and the associated information poorly organized. Drilling activity at the El Cubo Project increased significantly between 2000 and 2009, in conjunction with the acquisition of El Cubo by Mexgold, and later by Aurico, producing credible data for 844 drillholes (approximately 180,019 m). The drillhole data applies to both surface and underground drilling, at a variety of drilhole diameters, which occurred mainly over the Villalpando, Dolores, La Loca, San Nicolas, San Eusebio, Pastora, Puertecito and La Cruz structures.

In 2009, AuRico began the year with a dedicated six-month program of data compilation followed by extensive field mapping over the Sierra Vein system. At year end, AuRico had completed 16 core holes for 3,361 m in the Dolores SE target. Exploration carried out in 2010 consisted of drilling in the Dolores, Capulin, Villalpando Sur, Villalpando Gap, Puertecito, and La Cruz target areas. Exploration activities carried out in 2011 focused on drilling the step-out and in-fill on the 2009 Dolores Vein discovery.

In early 2012, AuRico drilled 16 drillholes on the Dolores SE target, but all surface exploration drilling was put on hold subject to AuRico completing the purchase and sale agreement for the El Cubo mine. At that time, El Cubo exploration geologists were in the process of geologically mapping and surface sampling the Cebolletas, Villalpando Sur, Cabrestantes and San Nicolás areas.

Between 2012 and 2015, EDR’s drilling and field exploration efforts were focused on locating mineralized bodies over primary and secondary structures, mainly near the current production areas. Surface drilling was conducted over the Villapando (Villalpando Gap, Asunción & Villalpando South), Dolores (Dolores North), La Loca & La Paz veins. The mine exploration drilling program was undertaken to determine the extent of additional mineralization near areas currently being mined. The principal targets were the Villalpando (Area II and IV) and Dolores (II) vein systems, though a number of other structures also explored. As of December 2014, a total of 72,969 m of drilling had been completed in 277 holes, with an associated 16,522 samples.

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In 2015, EDR spent US $1,686,569 (including property holding costs) on exploration activities, including drilling, at the El Cubo Project. Field exploration activities at El Cubo were mainly focused on the Cubo North area, with the intent of continuing to define targets of interest for possible future drilling programs. Geological mapping, trenching and sampling were also conducted in the Cubo Central and Cubo South areas, as well the surrounding Nayal-Cabrestantes, Los Pinguicos, Olga Margarita-Janet, La Providencia and El Eden areas.

During 2015, Endeavour Silver completed a total of 7,178.55 m in 25 surface diamond drillholes at the El Cubo Mines Project. A total of 2,603 samples were collected and submitted for assays. Surface drilling exploration carried out in 2015 is summarized in Table 1-1.

Table 1-1 Exploration Drilling Activities in 2015

Project Area	Number of Holes	Total Meters	Number of Samples Taken
Violeta	4	1,655.90	446
Asunción	2	305.80	156
Cubo Central	8	2,116.50	642
Villalpando North	4	1,349.10	596
Nayal-Cabrestantes	7	1,751.25	763
Total	25	7,178.55	2,603

Development and Operations

The El Cubo Mine is now organized into two discrete physical areas, previously the mine was organized into four areas. Area 1 covers the north end of the Villalpando system with access through the Sta. cecillia ramp, the previous level 3 of the upper La Loca vein and the previous area 4 of the lower El Cubo concessions with access from the Sta. Lucia shaft. Area 2 includes the southern end of the Villalpando and Dolores vein systems, and is principally accessed from the Dolores ramp at El Tajo and from a crosscut on Level 4. Each area has separate crews and infrastructure for access, stoping, ventilation, and ore haulage. The area separations are geographic, and by level.

Conventional drill and blast methods are used to extract the ore at El Cubo, and access to the mining areas is provided by ramps, adits and shafts. Mine development headings are drilled by jumbo and by jackleg. The choice of equipment is generally guided by the anticipated vein widths, stoping method, and equipment availability. The stoping methods used at El Cubo are 80% mechanized cut-and-fill and 20% longhole open- stoping.

It is standard procedure throughout the mine to install systematic ground control. Ground control is carried out using a combination of split sets, mesh, w-straps, and cable bolts. The type of support varies according to the conditions encountered, but split sets are most common and are complemented as needed with mesh and/or w-straps. Cable bolting is required during the preparation of stopes for longhole blasting. The cable bolts are installed by drilling holes in the hanging wall and fixing the bolts in place with cement pumped into the hole.

The upper levels of the mine are dry. Water inflows are a factor in the lowest development levels where it is collected, pumped, and distributed as additional water for the needs of mine production.

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The lowest historic development level of the mine, Level 9 of the Villalpando vein, was flooded until the latter part of 2013. The mine has been gradually dewatered and new development is pursuing mineral in the lower levels. The water level at the end of 2015 was about 96m below Level 9 at the 13 Level.

After the strike ended in 2011, Blake (2011) provided a preliminary geotechnical study to AuRico to determine if ground deterioration had occurred and if so, what rehabilitation effort might be needed in order for mining to resume. The geotechnical study concluded that in most cases, scaling and spot bolting would sufficiently mitigate deterioration, and rehabilitation work was carried out in three stopes according to recommendations.

The ventilation system at El Cubo is a combination of natural and mechanical, but relies mostly on natural ventilation. Air flow enters through the various access ramps, shafts, raise bore holes, and old mine openings, and moves down to the lower part of the mine, exhausting through a series of partially open old areas of the mine, raise bore holes, and conventional driven raises.

As of December 31, 2015, the company had a total of 713 direct employees distributed in different departments. There are 642 contract persons for personal transport, security, underground development, underground mining and ore transport from underground to surface and to the plant.

Mineral Resource Estimate

Resource geologist Zachary J. Black, SME-RM, of HRC is responsible for the mineral resource estimate presented here. Mr. Black is a Qualified Person as defined by NI 43-101, and is independent of EDR. HRC estimated the mineral resource for the El Cubo Mine Project based on drillhole data constrained by geologic vein boundaries with an Inverse Distance Weighted (“ID”) algorithm. Datamine Studio RM® V1.0.73.0 (“Datamine”) software was used to complete the resource estimate in conjunction with Leapfrog Geo® V.3.0.0 (“Leapfrog”), which was used to produce the geologic model. The metals of interest at El Cubo are gold and silver.

HRC constructed the vein models using Leapfrog. Twenty-two veins were modeled using a linear interpolation methodology and sample intervals. Cross-sections orthogonal to the strike of the vein were used to select intervals from drillholes representing the vein material. Level sections were used to select vein material from channel samples. Points representing the hanging wall and footwall contacts were extracted by the software to interpolate hanging wall and footwall surfaces. These surfaces were used to delineate each vein solid. The surfaces were evaluated in 3-dimensions to ensure that both the down dip and along strike continuity was maintained throughout the model. Vein volumes were clipped using a distance buffer of 100 meters, except the Villalpando vein, which used a distance buffer of 125 meters, from the selected vein intercepts. Veins were clipped against younger veins, topography, and the concession boundaries.

The 3D geologic solids were converted to block models using Datamine. Block model prototypes were created for each of the 3D veins. The model prototypes are rotated along strike and down dip and encompass the entire vein. A block size of 10m x 10m in the strike and dip directions was established. The blocks in the z direction were sub-blocked to the vein thickness. The El Cubo 3D models were validated by comparison of the global descriptive statistics from the Inverse Distance Weighting (“ID”), Ordinary Krige (“OK”), Nearest Neighbor (“NN”), and composite data, and inspection of the ID block model on long section in comparison to the composite grades.

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HRC used the kriging efficiency, distance from samples, and the number of samples to classify the mineral resources into measured, indicated, inferred. Measured mineral resources are those blocks with at least 15 composites, a kriging efficiency of at least 75%, and a distance no greater than 10 meters. Indicated mineral resources are those blocks at least 20 meters from a sample. Inferred mineral resources are those blocks greater than 20 meters from a sample and have a value for estimated silver.

The mineral resource estimate includes all analytical data obtained as of December 31, 2015. Mineral resources are not mineral reserves and may be materially affected by environmental, permitting, legal, socio-economic, political, or other factors. Mineral resources are reported above a silver equivalent grade of 167 gpt, assuming a silver price of $17.60 per ounce. HRC used a cutoff grade to test for reasonable prospects for economic extraction.

The mineral resources for the El Cubo mine as of December 31, 2015, are summarized in Table 1-2. The resources are exclusive of the mineral reserves.

Table 1-2 Mineral Resource Estimate, Effective Date December 31, 2015

Classification	Tonnes	Silver Equivalent	Silver		Gold
		g/t	g/t	oz.	g/t	oz.
Measured	74,000	477	280	669,052	2.83	6,765
Indicated	630,000	368	215	4,352,549	2.19	44,449
Measured + Indicated	704,000	380	222	5,021,601	2.26	51,213
Inferred	1,172,000	380	192	7,244,992	2.68	100,873

1.	Measured, Indicated and Inferred resource cut-off grades were 167 g/t silver equivalent at El Cubo.
2.

Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves.

3.	Metallurgical recoveries were 87.4% silver and 89.6% gold.
4.	Silver equivalents are based on a 70:1 silver:gold ratio
5.	Price assumptions are $17.65 per ounce for silver and $1,265 per ounce for gold for resource cutoff calculations.
6.	Mineral resources are estimated exclusive of and in addition to mineral reserves.

Mineral Reserve Estimate

Mr. Jeff Choquette, P.E., MMSA QP, of HRC is responsible for the mineral reserve estimate presented here. Mr. Choquette is Qualified Person as defined by NI 43-101 and is independent of EDR. The mineral reserve calculation for EDR’s El Cubo Mine in Guanajuato, Mexico was completed in accordance with NI 43-101, and based on all data and information available as of December 31st, 2015. Stope designs for reporting the reserves were created utilizing the updated resources and cutoffs established for 2016. All of the stopes are within readily accessible areas of the active mining areas. Ore is processed in the on-site mill and floatation facility capable of processing 1,600 tpd, and excess mined tonnage (approximately 200-400 tpd) is trucked to EDR’s Bolañitos mill for processing.

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HRC utilized Datamine’s Mineable Shape Optimizer (“MSO”) program to generate the stopes for the reserve mine plan. The stopes were created based solely on Measured and Indicated resources above the calculated cutoff, which have demonstrated to be economically viable; therefore, Measured and Indicated mineral resources within the stopes have been converted to Proven and Probable mineral reserves as defined by NI 43-101. Measured and Indicated mineral resources generated from the 2D polygon resource model were also converted to mineral reserves, provided that associated grades fell above the calculated cutoff and economic viability could be demonstrated. Inferred mineral resources are classified as waste. Dilution is applied to Measured and Indicated resource blocks depending on the mining method chosen.

The mining breakeven cut-off grade was utilized in Datamine’s MSO to generate the stope designs for defining the reserves. The cut-off is stated as silver equivalent since the ratio between gold and silver is variable and both commodities are sold. The average cut-off grade used for the El Cubo property is 184 g/t Ag equivalent. Silver equivalent grade is calculated as the silver grade + (gold grade * 70), taking into account gold and silver prices and expected mill recoveries.

Mineral reserves are derived from Measured and Indicated resources after applying the economic parameters as stated Section 15.1.2, utilizing Datamine’s MSO program to generate stope designs for the reserve mine plan. Mineral reserves for the El Cubo Project have been derived and classified according to the following criteria:

  Proven mineral reserves are the economically mineable part of the Measured resource for which mining and processing / metallurgy information and other relevant factors demonstrate that economic extraction is feasible. For El Cubo, this applies to blocks located within approximately 10 m of existing development, and for which EDR has a mine plan in place.

  Probable mineral reserves are those Measured or Indicated mineral resource blocks which are considered economically viable and for which EDR has a mine plan in place. For the El Cubo Project, this applies to all blocks for which EDR has a mine plan in place.

The Proven and Probable mineral reserves for the El Cubo Project as of December 31, 2015 are summarized in Table 1-3. The reserves are exclusive of the mineral resources reported in Section 14 of this report.

Table 1-3 Mineral Reserve Estimate

Classification	Tonnes (t x 1,000)	AgEq g/t	Ag g/t	Ag (oz) * 1,000	Au g/t	Au (oz) * 1,000	% Dilution
Proven	195.0	367.4	149.8	939.3	3.11	19.48	11.6%
Probable	632.3	317.1	173.3	3,522.5	2.23	45.42	27.7%
Total Proven and Probable Reserves	827.3	328.9	167.7	4,461.8	2.44	64.91	23.9%

1.	Reserve cut-off grades are based on a 184 g/t silver equivalent.
2.	Metallurgical Recoveries were 89.6% silver and 87.4% gold.
3.	Mining Recoveries of 95% were applied.
4.	Minimum mining widths were 0.8 meters.
5.	Dilution factors averaged 23.9%. Dilution factors are calculated based on internal stope dilution calculations and external dilution factors of 15% for cut and fill and 30% for long hole.
6.	Silver equivalents are based on a 70:1 silver:gold ratio.
7.	Price assumptions are $16 per ounce for silver and $1,150 per ounce for gold.
8.	Mineral resources are estimated exclusive of and in addition to mineral reserves.
9.	Figures in table are rounded to reflect estimate precision; small differences generated by rounding are not material to estimates.

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Conclusions and Recommendations

The QP considers the El Cubo resource and reserve estimates presented here to conform with the requirements and guidelines set forth in Companion Policy 43-101CP and Form 43-101F1 (June 2011), and the mineral resources and reserves presented herein are classified according to Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards - For Mineral Resources and Mineral Reserves, prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on May 10, 2014. These resources and reserves form the basis for Endeavour Silver’s ongoing mining operations at the El Cubo Mines Project.

The QP is unaware of any significant technical, legal, environmental or political considerations which would have an adverse effect on the extraction and processing of the resources and reserves located at the El Cubo Mines Project. Mineral resources which have not been converted to mineral reserves, and do not demonstrate economic viability shall remain mineral resources. There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves.

The QP considers that the mineral concessions in the El Cubo mining district controlled by Endeavour Silver continue to be highly prospective both along strike and down dip of the existing mineralization.

The El Cubo mine has been in nearly continuous production for decades. A substantial effort combining direct underground exploration, underground drilling, and surface drilling will be necessary to sustain the mine and continually expand mineral resources and reserves. The El Cubo concessions cover at least 5 km of the trace of the vein system across the district. The Villalpando-Asunción area continues to provide the bulk of production from the mine, and is currently the focus of future mineral resource and reserve development. The Dolores vein is an important parallel structure along which new mineral resources and reserves have been added through a combination of underground development and diamond drilling.

The mine has considerable potential to develop both exploration targets close to existing operations outlined by underground drilling and those identified by surface exploration. The 2016 surface exploration program includes 1,000 m of core drilling to test the Nayal vein area. Budgeted cost of the program is US $345 thousand. The 2016 underground exploration program includes 1,200 m of core drilling that will be used to test areas proximal to current operations. Budgeted cost for the program is US $134,000.

HRC recommends that the process of converting mineral resources into reserves from 2D polygons to 3D block models be continued. Considerable progress has been completed via this process with 22 of the 37 veins now converted into 3D block models. Additional modeling efforts should be made to define the mineralized brecciated areas as they have been an important source of economic material encountered in the current operation, and could provide additional tonnage to support the mine plan.

EDR currently utilizes the exploration drilling and chip and muck samples in their resource and reserve calculations. HRC recommends that future efforts focus on constructing block models for resource and reserve reporting utilizing only the exploration and underground drilling results. The chip and muck samples should be used to develop the production model. This will help keep data densities consistent in each modeling effort and will provide another level in the reconciliation process to compare modeling results.

Although the reconciliations conducted by EDR show good comparison between planned versus actual values, the reconciliation process should be improved to include the estimated tonnes and grade from the resource models. Because the LOM plan is compared to the plant production on a monthly basis, the actual physical location of the material mined may be different than the planned location. Due to the many stopes that are mined during a day this can only be completed on an average monthly basis due to

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blending of stope material into the mill. The monthly surveyed as mined areas should be created into triangulation solids and saved on a monthly basis for reporting the modeled tonnes for each month. The combination of the 3D block models and 2D and polygonal reserves makes this process difficult but considerable progress has been made during the last year to get all resources and reserves into 3D block models. The model-predicted results versus actual can then be used to determine if dilution factors need to be adjusted, or perhaps the resource modeling parameters may require adjustment if there are large variances. The mill production should be reconciled to the final concentrate shipments on a yearly basis, and resulting adjustment factors should be explained and reported.

Terronera Project, Jalisco State, Mexico

On May 13, 2015, the Company filed the NI 43-101 Technical Report Preliminary Economic Assessment for the Terronera Project, Jalisco State, Mexico (“Terronera PEA”) prepared by Smith Foster and Associates with an effective date of March 25, 2015 and dated April 30, 2015. With the exception of some minor changes to terms for consistency with terms used in this AIF, the below summary is a direct extract and reproduction of the summary contained in the Terronera PEA, without material modification or revision. The complete report can be viewed on SEDAR at www.sedar.com. The Terronera PEA is incorporated by reference in its entirety into this AIF.

Summary

Introduction

Endeavour commissioned Smith Foster & Associates Inc. to prepare a Preliminary Economic Assessment for the Terronera Project compliant with NI 43-101. The project was formerly known as the San Sebastián Project but, in March 2015, Endeavour formally changed the name to the Terronera Project.

The Terronera PEA has an effective date of March 25, 2015. The mineral resource estimates reported in the Terronera PEA comply with the CIM Definition Standards for Mineral Resources and Mineral Reserves, as required under NI 43-101.

The term San Sebastián Property, in the Terronera PEA, refers to the entire area covered by the mineral concessions, while the term Terronera Project refers to the area within the mineral concession on which the current exploration programs and proposed mining and processing will be conducted.

The Terronera PEA includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals, and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. The QPs for the Terronera PEA do not consider such errors to be material to the calculations presented herein.

The conclusions and recommendations in the Terronera PEA reflect the QPs’ best independent judgment in light of the information available at the time of writing the Terronera PEA.

Summarized briefly below is key information in the Terronera PEA, including property description and ownership, history, geology and mineralization, the status of exploration and development, mineral resource estimates, mineral processing and metallurgical testing, environmental studies and permitting, capital and operating costs, economic analysis, conclusions, and recommendations.

Endeavour Silver Corp.

Location and Property Description

San Sebastián del Oeste (San Sebastián) is an historic silver and gold mining district located in southwestern Jalisco State, approximately 155 km west of Guadalajara and 50 km northeast of Puerto Vallarta, accessible by paved and gravel roads. One small, high grade, underground silver-gold mine, La Quiteria (130 tonnes per day), continues to operate in the district. The San Sebastián properties acquired by Endeavour surround the La Quiteria mine and represent a new silver-gold exploration opportunity for Endeavour.

Ownership

In February 2010, Endeavour acquired an option to purchase the San Sebastián silver-gold properties in Jalisco State from IMMSA, also known as Grupo Mexico, one of the largest mining companies in Mexico.

Endeavour holds the Terronera Project through its 100% owned Mexican subsidiary, Endeavour Gold Corporation S.A. de C.V. (“Endeavour Gold”). Endeavour Gold holds the Terronera Project through its 100% owned subsidiary Minera Plata Adelante S.A. de C.V. (“Minera Plata”).

At present, the Terronera Project is comprised of 13 mineral concessions. The core group of 10 concessions totalling 3,388 hectares (ha) were owned by IMMSA. These concessions cover the main area of the known mining district. In 2013, Endeavour completed the acquisition of a 100% interest in the San Sebastián properties from IMMSA. IMMSA retained a 2% NSR (net smelter return) royalty on mineral production from the San Sebastián properties.

In 2012, Endeavour also filed and received title for 2 concessions (San Sebastián FR. 1 and FR. 2) totalling 2,078 ha. Additionally, in 2013, Endeavour filed a total of 7 concessions (San Sebastian 12, San Sebastian 13, San Sebastian 14, San Sebastian 15, San Sebastian 16, San Sebastian 17 and San Sebastian 18) totalling 4,163 ha. Titling of these concessions is still pending, with the exception of San Sebastian 17 which is already titled (693 ha).

The annual 2014 concession tax for the San Sebastián Properties was 693,658 Mexican pesos (pesos), which is equal to US$47,838 at an exchange rate of 14.50 pesos to US$1.00.

History

The San Sebastián silver and gold mines were first discovered in 1542 and San Sebastián del Oeste, a silver and gold mining town, was founded in 1605 during the Spanish colonial period. By 1785, more than 25 mines and a number of foundries had been established in the district and, during the peak mining period, the area was considered one of the principal sources of gold, silver and copper for New Spain. The main mines in the district included Real de Oxtotipan, Los Reyes, Santa Gertrudis, Terronera and La Quiteria. As is the case with many mines in Mexico which were owned by individuals or corporations, the historical production records have not survived the revolutions, passing of the individual owners, closing of the mines, corporate failure, or government seizure of assets. Therefore, the exact silver production of these mines is unknown.

The only significant modern exploration in the district was carried out by IMMSA in the late 1980s and early 1990s.

As of 2013, the La Quiteria mine was still active and mined by Minera Cimarrón S.A. de C.V., a private mining company.

Endeavour Silver Corp.

Geology and Mineralization

The San Sebastián properties (5,466 ha) cover a classic, low sulphidation, epithermal vein system in four mineralized vein sub-districts named Los Reyes, Santiago de los Pinos, San Sebastián and Real de Oxtotipan. Each sub-district consists of a cluster of quartz (calcite, barite) veins mineralized with sulphide minerals (pyrite, argentite, galena and sphalerite). Each vein cluster spans about 3 km by 3 km in area. In total, more than 50 small mines were developed historically on at least 20 separate veins.

The San Sebastián veins tend to be large and can carry high grade silver-gold mineralized deposits. For example, the La Quiteria vein ranges up to 15m thick, and the Santa Quiteria mine averages about 280 g/t silver and 0.5 g/t gold over a 3m to 4m width. This high grade mineralized zone appears to extend into the San Sebastián Properties both along strike and immediately down dip.

Exploration Program

2010 Exploration Program

In 2010, Endeavour commenced exploration activities on the Terronera Project. Initial work included mainly data compilation, field mapping and sampling. A total of $325,586 (including acquisition and property holding costs) was spent on exploration activities on the Terronera Project in 2010.

2011 Exploration Program

In 2011, exploration activities continued on the Terronera Project including geological mapping, rock chip sampling, topographic surveying and diamond drilling. A total of $2,249,443 (including acquisition and property holding costs) was spent on exploration activities on the Terronera Project in 2011.

2012 Exploration Program

In 2012, exploration activities continued on the Terronera Project, primarily involving surface diamond drilling. A total of $3,455,816 (including acquisition and property holding costs) was spent on exploration activities on the Terronera Project in 2012.

2013 Exploration Program

In 2013, exploration activities continued on the Terronera Project. Follow-up surface diamond drilling continued in the Terronera vein area. Also, geological mapping, trenching and sampling was conducted in the Terronera South and Quiteria West areas. A total of $3,944,570 (including acquisition and property holding costs) was spent on exploration activities on the Terronera Project in 2013.

2014 Exploration Program

The 2014 exploration program included 6,250m of core in approximately 20 surface diamond drill holes to delineate resources on the Terronera vein. The field activities included detailed mapping and trenching, mainly focused to the south and northern part of Terronera, and also the west part of Quiteria West vein. Endeavour spent $2,807,644, mainly on diamond drilling, in 2014.

2013 Previous Mineral Resource Estimate

The mineral resource discussed in the previous technical report for the Terronera Project was estimated using the CIM Definition Standards on Mineral Resources and Reserves, prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on May 10, 2014. The effective date of the previous Terronera Project technical report is December 31, 2013.

Endeavour Silver Corp.

Animas-Los Negros, El Tajo and Real Veins

The estimate was conducted using a polygonal/sectional method. Grade capping (based on log-probability plots) was at 524 g/t and 2.38 g/t for silver and gold, respectively.

Terronera Vein

The block model used for the previous Terronera Project technical report was developed for the Terronera vein which was tested by more than 55 drill holes. The block size used to match the drilling density on a 50m grid was 25m along strike x 25m down dip x the width of the vein. Grade interpolation was achieved by using the inverse distance cubed (ID3) technique. Grade capping (based on log-probability plots) was at 2,070 g/t and 7.96 g/t for silver and gold, respectively.

Cut-off Grade

The cut-off grade selected by Endeavour for the current resource estimate is 100 g/t silver equivalent (AgEq), using a 70:1 ratio based on prices of $18/oz silver and $1,250/oz gold, with no base metal credits applied. A summary of the mineral resources at a cut-off grade of 100 g/t AgEq is given in the table below.

Summary of the Current Terronera Mineral Resources at a Cut-off Grade of 100 g/t AgEq
Effective Date March 15, 2015

Resource Classification	Tonnes (millions)	Ag g/t	Au g/t	AgEq g/t	Ag Oz (millions)	Au Oz (thousands)
Indicated	2.9	211	1.65	310	19.9	156
Inferred	1.2	218	1.39	302	8.5	54

Notes:

1)

Mineral resources which are not mineral reserves do not demonstrate economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues

2)

There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource. It is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category

3)	74 drill holes were utilized in the current resource calculation

4)	Grade capping was 1,750 g/t for silver and 7.84 g/t for gold.

Mineral Processing and Metallurgical Testing

A simulation model was made of the beneficiation process based on a medium grade composite sample. In addition, a steady state mass balance was calculated for the entire process including the flotation circuit. The model showed that a fine grind will result in increased metal recovery. Given that the mine plan is based on mining the high grade ores first, the metal recoveries recommended for the economic model are 90% silver and 84% gold as indicated by the test results of the high grade composite sample.

Further test work is recommended to support the future development of the Terronera Project. The tests include flotation locked cycle tests, mineralogical examinations, and ICP (inductively coupled plasma) 32 element analyses on final concentrates and tailing products.

Endeavour Silver Corp.

Mining Methods

The mining method selected for the extraction of the mineralized rock is mechanized non-captive cut and fill mining. A nominal cut and fill lift will be 5m high and excavated the width of the mineralized zone. Multiple working faces can be created in the same area by mining a number of lifts at the same time accessed by up-and-down ramps constructed in the backfill.

Primary access to the mineral deposit will be via a 1,748m long track haulage drift (adit) at the 1,440m level. This track haulage drift will also serve as a main drainage and ventilation level. The mine and stope development and production schedules are generally based on mining higher grade ‘Blocks’ first, followed by mining lower grade ‘Blocks’. Mining will generally be completed from the bottom up. The life-of-mine and stope development is estimated to be 46,300m.

Recovery Methods

The Terronera Project will produce a marketable flotation concentrate from precious metal bearing materials originating from the Terronera vein. A beneficiation plant using a flotation process was selected for recovery of precious metals present in the deposit. A fine grind will be required to achieve acceptable levels of gold and silver recovery. Precious metal values will be recovered into a flotation concentrate that may be shipped to a smelter for further processing.

Environmental Studies, Permitting, and Social Impact

Endeavour submitted in December, 2013 a Manifest of Environmental Impact to the Mexico environmental permitting authority known as SEMARNAT (Secretaria de Medio Ambiente y Recursos Naturales). A SEMARNAT permit for the Terronera Project was issued in October, 2014 for a 500 tpd project.

A Terronera Project closure and reclamation plan will be included in an amended 1,000 tpd MIA permit application now being prepared by Endeavour. The Terronera Project will be required to be designed to comply with the environmental regulations and standards in place in México. The mining infrastructure and supporting facilities will need to be designed so as to minimize the impact to the natural environment. Mexican law requires that an environmental monitoring program of surface and underground water, creek sediments, soil, air, vegetation and wildlife conditions be implemented. This program will be required before and during mining operations and after mine closure.

The Terronera Project tailings storage facility (“TSF”) will be designed to store filtered tailings, or “drystack” tailings, to minimize downstream contamination risk and to maximize geotechnical stability in the seismically active coastal area of western Mexico. The conceptual Terronera Project TSF design will accommodate approximately 2.0 million m³ of compacted tailings which provides a storage capacity, at a process rate of 1,000 tpd, for the first ten years of mine life.

Capital and Operating Costs

The Terronera Project has an estimated total capital cost of $65,363,000. All estimates were prepared by engineers and construction personnel with direct experience on recent Endeavour mine projects and other construction projects in Mexico.

Operating costs of $45 per tonne for mining, $27 per tonne for processing, and $10 per tonne for General and Administration were all taken from the current mine and plant operations of Endeavour that best match the Terronera Project throughput and conditions.

Endeavour Silver Corp.

Economic Analysis

An economic analysis utilizing a pre-tax and after-tax cash flow financial model was prepared for the base case mine plan. The metal prices assumed in the base case are $18.00/oz silver and $1,260/oz gold.

The economic analysis is preliminary in nature and is based on production schedules that include Inferred Mineral Resources, which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the Terronera PEA will be realized or that Inferred Mineral Resources will ever be upgraded to Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The Mexico tax policies for mining changed effective January 1, 2014. An overriding royalty on gross revenues, after smelter deductions, of 0.5% applies to precious metal mines (gold, silver and platinum). A new Special Mining Duty of 7.5% is levied on earnings before income tax and depreciation allowance. Corporate income taxes of 30% are applied to earnings after the usual allowable deductions for depreciation, loss carry-forwards, etc. The Special Mining Duty and the over-riding royalty are also deductible for the purpose of calculating corporate income tax.

The financial model incorporates these taxes in computing the after-tax cash flow amounts, net present value, and internal rate of return. The financial model is constructed on a 100% equity basis, however, in the tax treatment it is assumed that debt procured at the corporate level is charged as a tax credit at the Terronera operating subsidiary level. A total of $40 million is applied in this manner commencing in year 1 through year 8 at $5 million per year.The Terronera Project key financial indicators for the base case are as follows:

  After-tax internal rate of return 20.0%

  Project payback period 3.7 years

  After-Tax Net Present Value (5% discount) of $48,607,000

These key indicators describe a project whose base case is financially profitable and, as the sensitivity analysis in the table below demonstrates, has considerable upside potential should the size of the deposit increase or metal prices improve.

Base Case After-Tax NPV and IRR Sensitivities

Variance	Operating Cost Sensitivity		Initial Capital Sensitivity		Metal Price Sensitivity
	NPV(5%)	IRR	NPV(5%)	IRR	NPV(5%)	IRR
-20%	$82.54	28.5%	$54.68	23.6%	-$16.10	-0.8%
-10%	$66.59	24.6%	$51.68	21.7%	$17.89	10.9%
Base Case	$48.61	20.0%	$48.61	20.0%	$48.61	20.0%
+10%	$27.56	14.1%	$45.43	18.4%	$75.10	27.1%
+20%	$3.47	6.3%	$42.08	16.9%	$100.43	33.7%

Conclusions and Recommendations

The Terronera Project resource estimates presented here conform to the current CIM Definition Standards for Mineral Resources and Mineral Reserves, as required under NI 43-101. We believe that estimation approach and methodology used is reasonable and appropriate based on the data available. There are no known significant technical, legal, environmental or political considerations which would have an adverse effect on the resource estimate or the continued exploration and development of the Terronera Project.

Endeavour Silver Corp.

Based on a review of the Terronera Project and the encouraging results thus far, it is recommended that Endeavour proceed to the next stage of development by preparing a pre-feasibility study that includes the following:

  Further environmental studies and permit applications

  A site geotechnical program

  A site hydrology study

  An in-fill drilling program

  Condemnation drilling at all sites

  Further studies to optimize the mine plan

  A re-estimation of the mineral resources and estimation of mineral reserves

  Further metallurgical tests

  Further studies to optimize the grinding and processing circuits

  Preliminary engineering of the TSF

  Tailings transport trade-off study from Dry Tailings Plant to TSF

  More detailed cost estimates

The total estimated cost of the above programs, studies, and tests and preparing a pre-feasibility study is $3.4 million. The QP further recommends that Endeavour considers more drilling to expand the mineral resource which could improve the economics of the Terronera Project.

ITEM 5:        DIVIDENDS

5.1        Dividends

The Company has not declared any dividends during the past three fiscal years ended December 31, 2015. Although there are no restrictions preventing the Company from paying dividends, the Company has no present intention of paying dividends on its common shares as it anticipates that all available funds will be invested to finance further acquisition, exploration and development of its mineral properties.

ITEM 6:        DESCRIPTION OF CAPITAL STRUCTURE

6.1        General Description of Capital Structure

The Company’s authorized share capital is comprised of an unlimited number of common shares without par value.

The following table provides a summary concerning the Company’s share capital as of December 31, 2015:

December 31, 2015
Authorized share capital	Unlimited number of common shares without par value
Number of shares issued and outstanding	102,776,470 common shares without par value

Endeavour Silver Corp.

As at March 8, 2016, the Company has 106,392,513 common shares issued and outstanding.

All common shares of the Company rank equally as to dividends, voting rights and participation in assets and in all other respects. Each share carries one vote per share at meetings of the shareholders of the Company. There are no indentures or agreements limiting the payment of dividends and there are no conversion rights, special liquidation rights, pre-emptive rights or subscription rights attached to the common shares. The shares presently issued are not subject to any calls or assessments.

6.2        Constraints

To the best of its knowledge, the Company is not aware of any constraints imposed on the ownership of its securities to ensure that the Company has a required level of Canadian ownership.

6.3        Ratings

To the best of its knowledge, the Company is not aware of any ratings, including provisional ratings, from rating organizations for the Company’s securities that are outstanding and continue in effect.

ITEM 7:        MARKET FOR SECURITIES

7.1        Trading Price and Volume

The Company’s common shares are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “EDR” and since March 14, 2011 on the New York Stock Exchange (“NYSE”) under the symbol “EXK”. Prior to March 14, 2011, the Company’s common shares were listed on the NYSE MKT.

The price ranges for the Company’s common shares in Canadian dollars and volume traded on the TSX for the most recently completed fiscal year ended December 31, 2015 and the months of January and February 2016 are set out below:

Date	Open	High	Low	Close	Volume Traded
Feb-16	1.75	2.53	1.66	2.27	3,117,314
Jan-16	2.00	2.10	1.46	1.74	1,551,340
Dec-15	1.98	2.09	1.87	1.98	1,561,994
Nov-15	2.10	2.10	1.79	1.90	1,530,820
Oct-15	2.11	2.49	2.07	2.16	1,786,537
Sep-15	2.20	2.32	1.83	2.06	1,539,321
Aug-15	1.81	2.54	1.64	2.22	2,386,867
Jul-15	2.49	2.59	1.64	1.81	2,399,668
Jun-15	2.58	2.74	2.45	2.51	1,333,083
May-15	2.43	2.81	2.31	2.51	3,775,515
Apr-15	2.45	2.70	2.25	2.45	3,206,221
Mar-15	2.97	2.98	1.98	2.39	5,795,452
Feb-15	3.41	3.55	2.76	2.97	3,509,061
Jan-15	2.50	3.83	2.43	3.49	5,682,301

Endeavour Silver Corp.

The price ranges for the Company’s common shares in United States dollars and volume traded on the NYSE for the most recently completed fiscal year ended December 31, 2015 and the months of January and February 2016 are set out below:

Date	Open	High	Low	Close	Volume Traded
Feb-16	1.25	1.83	1.18	1.68	20,864,332
Jan-16	1.43	1.48	1.01	1.24	10,875,274
Dec-15	1.44	1.57	1.36	1.42	10,190,879
Nov-15	1.61	1.61	1.33	1.42	11,197,742
Oct-15	1.53	1.94	1.53	1.65	14,507,039
Sep-15	1.69	1.77	1.37	1.55	12,008,515
Aug-15	1.34	1.94	1.25	1.69	20,649,096
Jul-15	1.99	2.04	1.26	1.37	8,539,149
Jun-15	2.02	2.22	1.95	1.99	14,417,144
May-15	2.00	2.41	1.90	1.97	17,355,674
Apr-15	1.93	2.24	1.84	2.02	19,245,835
Mar-15	2.35	2.38	1.55	1.90	29,451,745
Feb-15	2.70	2.82	2.18	2.36	19,953,035
Jan-15	2.11	3.17	2.07	2.74	36,929,146

ITEM 8:        ESCROWED SECURITIES

8.1        Escrowed Securities

To the Company’s knowledge, as at December 31, 2015, there were no escrowed securities or securities subject to contractual restriction on transfer.

ITEM 9:        DIRECTORS AND OFFICERS

9.1        Name, Occupation and Security Holding

The following is a list of the current directors and executive officers of the Company, their province/state and country of residence, their current positions with the Company and their principal occupations during the past five years:

Endeavour Silver Corp.

Name and Province/State and Country of Residence	Principal Occupation for the Last Five Years	Current Position with the Company and Period of Service	Approximate number and percentage of voting securities owned, directly or indirectly or over which direction or control is exercised (2) (3) (4)
Bradford J. Cooke British Columbia, Canada	CEO and Director of Endeavour	Director and Chief Executive Officer (since July 25, 2002)	1,062,831 1.01%
Godfrey J. Walton British Columbia, Canada	Director, President and COO of Endeavour and President, G.J. Walton & Associates Ltd.	Director, President and Chief Operating Officer (since July 25, 2002)	75,847 0.07%
Ken Pickering(1) British Columbia, Canada	Vice President, Major Projects BHP Billiton to Oct 2010: Independent Director of Pan Aust (ASX); TheMac Resources (TSXV); Northern Dynasty Minerals Ltd.(TSX) and Enaex (Chile).	Director (since August 20, 2012)	5,000 0.005%
Mario D. Szotlender (1),(2),(3) Caracas, Venezuela	Independent Consultant and Director of several public mineral exploration and mining companies	Director (since July 25, 2002)	225,100 0.21%
Geoffrey Handley (1),(2),(3) Sydney, Australia	Independent Director of several public mineral exploration and mining companies	Chairman (since May 23, 2012) Director (since June 14, 2006)	10,000 0.01%
Rex McLennan (2),(3) British Columbia, Canada	Independent Director, Chief Financial Officer of Viterra Inc. until December 2012	Director (since June 14, 2007)	10,000 0.01%
Ricardo Campoy (1),(3) New York, USA	Independent Director, Managing director of Headwaters MB, Director of General Moly	Director (since July 9, 2010)	4,000 0.004%
Daniel Dickson British Columbia, Canada	CFO of Endeavour	Chief Financial Officer (since April 1, 2008)	Nil

Endeavour Silver Corp.

Name and Province/State and Country of Residence	Principal Occupation for the Last Five Years	Current Position with the Company and Period of Service	Approximate number and percentage of voting securities owned, directly or indirectly or over which direction or control is exercised (2) (3) (4)
Luis Castro Durango, Mexico	VP of Exploration of Endeavour, prior Manager of Exploration of Endeavour	Vice President, Exploration (since November 12, 2012)	Nil
David Howe Leon, Mexico	VP of Operations of Endeavour since November 2007	Vice President Operations, Mexico (since November 1, 2007)	20,000 0.02%
Terence Chandler British Columbia, Canada	VP of Corporate Development of Endeavour Silver since January 2013. Consulting Geologist Terrenex Consulting, President Redcorp Ventures Limited	Vice President Corporate Development (since January 1, 2013)	Nil
Bernard Poznanski British Columbia, Canada	Lawyer, Koffman Kalef Business Lawyers	Corporate Secretary (since March 9, 2009)	Nil

(1)	Member of Compensation Committee and Member

(2)	Member of Corporate Governance and Nominating Committee

(3)	Member of Audit Committee

(4)	Refer to www.sedi.ca for continuous disclosure of Directors & Officers holdings.

Directors' Terms of Office

Each director is elected to serve until the next annual general meeting of shareholders or until his successor is elected or appointed, or unless his office is earlier vacated under any of the relevant provisions of the articles of the Company or the Business Corporations Act (British Columbia).

Control of Securities

As at March 8, 2016 the directors and officers of the Company as a group beneficially owned, directly or indirectly, or exercised control or direction over an aggregate of 1,407,778 common shares of the Company, representing approximately 1.34% of the issued and outstanding common shares of the Company.

Endeavour Silver Corp.

9.2        Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed herein, no director or executive officer of the Company is, as at the date of this AIF, or has been, within the ten years preceding the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company) that

(a)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, when such order was issued while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company, or

(b)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after such person ceased to be a director, chief executive officer or chief financial officer of the relevant company, and which resulted from an event that occurred while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company.

Bernard Poznanski, the Corporate Secretary of the Company, was a director and Corporate Secretary of Energem Resources Inc. (“Energem”) when certain management cease trade orders were issued against the insiders of Energem. Mr. Poznanski ceased to be a director and Corporate Secretary of Energem on May 1, 2006. Particulars of the orders are as follows:

(a)

On March 7, 2006, the Executive Director of the British Columbia Securities Commission (the “BCSC”) issued a management cease trade order in connection with the late filing of Energem’s 2005 comparative annual financial statements, 2005 annual MD&A and a 2005 Annual Information Form. The management cease trade order was revoked on May 31, 2006 after the relevant documents were filed; and

(b)

On April 20, 2005, the Executive Director of the BCSC issued a management cease trade order in connection with the late filing of Energem’s 2004 comparative annual financial statements, 2005 first interim period financial statements and MD&A for the 2005 first interim period. The management cease trade order was revoked on June 2, 2005 after the relevant documents were filed.

Ricardo Campoy was a director of Century Mining Corporation (“Century”) when it was subject to cease trade orders or management cease trade orders in issued March 2008, April 2009 and May 2010.

(a)

On March 14, 2008, Century received notice from the British Columbia Securities Commission that the British Columbia Securities Commission had invoked a cease trade order with respect to Century’s shares as a result of inadequacies in a NI 43-101 technical report filed by Century for the Lamaque Project and in Century’s financial reports for the third quarter of 2007. On March 20, 2008 the British Columbia Securities Commission revoked the cease trade order and imposed a management cease trade order, giving Century time to comply with the issues cited in the cease trade order. All of those issues were resolved upon the filing of Century’s revised Lamaque Project NI 43-101 technical report, the filing of a NI 43-101 technical report on the San Juan Project and the filing of Century’s restated third quarter 2007 financial statements and related management’s discussion & analysis. The management cease trade order remained in place until June 24, 2008, when Century filed its audited financial statements and management’s discussion & analysis for the year ended December 31, 2007.

Endeavour Silver Corp.

(b)

On May 4, 2009, Century announced that the British Columbia Securities Commission had granted Century an extension for filing its annual financial statements and management’s discussion and analysis for the year ended December 31, 2008 in response to Century’s request for a management cease trade order filed with the British Columbia Securities Commission on April 28, 2009. On May 22, 2009, Century filed its financial statements and management’s discussion and analysis for the year ended December 31, 2008. However, the management cease trade order remained in effect, with the consent of Century, until June 16, 2009.

(c)

On May 12, 2010, Century announced that the British Columbia Securities Commission had invoked a cease trade order with respect to Century’s shares as a result of Century’s failure to file its annual financial statements and related management’s discussion and analysis for the year ended December 31, 2009. Century subsequently filed its annual financial statements and related management’s discussion and analysis for the year ended December 31, 2009, and the British Columbia Securities Commission revoked the cease trade order on May 17, 2010.

Geoffrey Handley was a director of Mirabela Nickel Limited (“Mirabela”) until January 11, 2014. On February 25, 2014, within a year of Mr. Handley ceasing to be a director, Mirabela announced that it had entered into a legally binding plan support agreement (“PSA”) which establishes a framework for a proposed recapitalization of Mirabela, subject to certain terms and conditions, as well as the appointment of certain persons of KordaMentha, a restructuring firm, as joint and several voluntary administrators under the Australian Corporations Act 2001. Mirabela also announced that, under the PSA, the proposed recapitalization will be effected through a recapitalization and restructuring plan to be implemented through a deed of company arrangement in Australia and an extrajudicial reorganization proceeding to be filed by Mirabela Brazil before the competent Brazilian court. Trading in securities of Mirabela on the Australian Securities Exchange was suspended from October 7, 2013 to June 30, 2014.

Terence Chandler, an officer of the Company, held the position of President, CEO and Director of Redcorp Ventures Ltd. (“Redcorp”) while Redcorp and its wholly-owned subsidiary Redfern Resources Ltd. (“Redfern”) were involved in proceedings under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”). On March 4, 2009, Redcorp filed for protection under the CCAA with the intention to re-finance its mining project and restructure its debt. After an unsuccessful attempt to sell the mining property, the assets of Redcorp and Redfern were placed into receivership. By June 3, 2009, Mr. Chandler resigned as director and ceased to be an officer of Redcorp.

No director or executive officer of the Company or any shareholder holding a sufficient number of common shares of the Company to affect materially the control of the Company:

(a)

is, as at the date of this AIF, or has been, within the ten years preceding the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets,

(b)

has, within the ten years preceding the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person,

(c)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or

53
Endeavour Silver Corp.

(d)

has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision regarding the Company.

9.3        Conflicts of Interest

The Company's directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosure by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors' and officers' conflicts of interest in or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the Business Corporations Act (British Columbia) and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

To the best of its knowledge, the Company is not aware of any such conflicts of interest.

ITEM 10:      PROMOTERS

Since January 1, 2014 no person or company has acted as a promoter of the Company.

ITEM 11:      LEGAL PROCEEDINGS

11.1      Legal Proceedings

Other than discussed below, there are no material legal proceedings in the Company’s last fiscal year to which the Company is a party or to which any of its property is subject, and there are no such proceedings known to the Company to be contemplated.

Minera Santa Cruz y Garibaldi SA de CV (“MSCG”), a subsidiary of the Company, received a MXN$238 million assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in MSCG’s 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies, and deemed an unrecorded distribution of dividends to shareholders, among other individually immaterial items. MSCG immediately initiated a Nullity action and filed an administrative attachment to dispute the assessment.

Endeavour Silver Corp.

Minera Santa Cruz y Garibaldi SA de CV (“MSCG”), a subsidiary of the Company, received a MXN$238 million assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in MSCG’s 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies, and deemed an unrecorded distribution of dividends to shareholders, among other individually immaterial items. MSCG immediately initiated a Nullity action and filed an administrative attachment to dispute the assessment.

In June 2015, the Superior Court ruled in favour of MSCG on a number of the matters under appeal; however, the Superior Court ruled against MSCG for failure to provide appropriate support for certain deductions taken in MSCG’s 2006 tax return. An assessment by the Tax Court was made, however the Tax Court did not follow the Superior Court directive as required by law. Therefore the Company filed another Nullity action for the Tax Court to follow the Superior Court directive during the year. The Company expects the Tax Court to make a final assessment based on the Superior Court directive in 2017. The Company estimates the impact of the Superior Court ruling will result in an additional tax expense of MXN 31.7 million (~USD $1.8 million) to MSCG for fiscal 2006 when the Tax Court rules on a final assessment. As of December 31, 2015, the Company estimates additional interest and penalties payable on overdue taxes by MSCG to be MXN 65.7 million (~USD $3.8 million). If MSCG agrees to pay the tax assessment, or a lesser settled amount, it is eligible to apply for forgiveness of 100% of the penalties and 50% of the interest, with the latter amounting to MXN 22.6 million (~USD $1.3 million) on the MXN 31.7 million estimated tax assessment.

Included in the Company’s consolidated financial statements, are net assets of $240,000, including $42,000 in cash, of MSCG. Following the Tax Court’s rulings, MSCG is in discussions with the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. As of September 30, 2015, the Company recognized an allowance for transferring the shares and assets of MSCG amounting to $240,000. The Company is currently assessing MSCG’s settlement options, however the Tax Court assessment must be received before any negotiation can be finalized or a decision is made.

11.2      Regulatory Actions

During the year ended December 31, 2015, there were no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority. During the year ended December 31, 2015, there were no settlement agreements that the Company entered into before a court relating to securities legislation or with a securities regulatory authority. Except as described in item 11.1, there are no other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision.

Endeavour Silver Corp.

ITEM 12:      INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

12.1      Interest of Management and Others in Material Transactions

None of the following persons or companies has had any material interest, direct or indirect in any transaction since January 1, 2013 that has materially affected or is reasonably expected to materially affect the Company:

(a)	a director or executive officer of the Company;

(b)	a person or company that beneficially owns, or controls or directs, directly or indirectly more than 10% of any class or series of the outstanding voting securities of the Company; and

(c)	an associate or affiliate of any of the persons or companies referred to in the above paragraphs (a) or (b).

The Company’s directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. The interests of these companies may differ from time to time. See “Risk Factors – Potential Conflicts of Interest” and “Conflict of Interest”

ITEM 13:      TRANSFER AGENT AND REGISTRAR

13.1      Transfer Agent and Registrar

The transfer agent and registrar for the common shares of the Company is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

ITEM 14:      MATERIAL CONTRACTS

14.1      Material Contracts

Other than noted below there are no contracts that are material to the Company that were entered into during the financial year ended December 31, 2015 or prior thereto but which are still in effect, other than contracts entered into in the ordinary course of business of the Company.

On July 24, 2012, the Company entered into a $75 million revolving credit facility (“the Facility”) with The Bank of Nova Scotia (“Scotiabank”) that was originally scheduled to reduce to $50 million in July 2013 and reduce to $25 million in July 2015. The purpose of the Facility was for general corporate purposes and is principally secured by a pledge of the Company’s equity interests in its material operating subsidiaries, including Refinadora Plata Guanaceví S.A de C.V., Minas Bolañitos S.A. de C.V. and Compania Minera del Cubo S.A. de C.V. The interest rate margin on the Facility ranges from 2.75% to 4.25% over LIBOR based on the Company’s net debt to EBITDA ratio, where EBITDA is adjusted for gains or losses on derivative liabilities and any extraordinary items. The Company agreed to pay a commitment fee of between 0.69% and 1.05% on undrawn amounts under the facility based on the Company’s net a debt to EBITDA ratio. The Facility is subject to various qualitative and quantitative covenants, including EBITDA leverage ratio, an interest service coverage ratio and tangible net worth calculation. During the year ended December 31, 2013, the Company extended the Facility until July 24, 2016, with a requirement to reduce the credit limit from $50 million to $25 million by July 24, 2015. At December 31, 2015, the Company had $22 million outstanding on this Facility.

Endeavour Silver Corp.

In March 2015, the Facility was amended requiring the Tangible Net Worth of the Company (as defined in the Facility) to be greater than 85% of “Equity” (as defined by the Facility) as at December 31, 2014, plus 50% of subsequent quarterly earnings.

Subsequent to year end, the Company has entered into an amended restated credit agreement with Scotia Capital, including an amended Tangible Net Worth covenant requiring the tangible net worth to be greater than $45.9 million, subject to final satisfaction of conditions precedent, to convert the $22 million which remains outstanding under the existing line of credit into a two year term loan amortized quarterly and expiring December 31, 2017. The Company repaid $3 million on signing the amended and restated credit agreement and will pay $2.5 million each quarter.

ITEM 15:      INTERESTS OF EXPERTS

15.1      Names of Experts

KPMG LLP is the external auditor of the Company and reported on the fiscal 2015 audited financial statements of the Company filed on SEDAR.

The Qualified Persons who completed the reserves and resources estimate for the Guanacevi Project are Zachary J. Black, SME-RM, Jeffery W. Choquette, P.E. and Jennifer J. Brown, SME-RM, of Hard Rock Consulting. They are the authors of the report“NI 43-101 Technical Report Updated Resource and Reserve Estimates for the Guanacevi Mines Project, Durango State, Mexico” dated March 3, 2016 (effective date of December 31, 2015) filed on SEDAR.

The Qualified Persons who completed the reserves and resources for the Bolañitos Mines Project are Zachary J. Black, SME-RM, Jeffery W. Choquette, P.E. and Jennifer J. Brown, SME-RM, of Hard Rock Consulting. They are the authors of the report “NI 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Bolañitos Project, Guanajuato State, Mexico” dated March 3, 2016 (effective date of December 31, 2015) filed on SEDAR.

The Qualified Persons who completed the estimate of the reserves and resources for the El Cubo Mine are Zachary J. Black, SME-RM, Jeffery W. Choquette, P.E. and Jennifer J. Brown, SME-RM, of Hard Rock Consulting. They are the author of the report “NI 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the El Cubo Project , Guanajuato State, Mexico” dated March 3, 2016 (effective date of December 31, 2015 filed on SEDAR.

The Qualified Persons who completed the Preliminary Economic Assessment for the Terronera Project are Peter J. Smith, P. Eng. of Smith Foster & Associates, Scott Fleming, P.E. of Amec Foster Wheeler, Jarita Barry, P. Geo., David Burga, P. Geo., Richard Routledge, P. Geo., Richard Sutcliffe, Ph.D., P. Geo., James L. and Pearson, P. Eng. of P&E Mining Consultants Inc, and Eugenio Iasillo, P. E. of Processing Engineering L.L.C. They are the authors of the report “NI 43-101 Technical Report Preliminary Economic Assessment for the Terronera Project, Jalisco State, Mexico” dated April 30, 2015 (effective date of March 25, 2015) filed on SEDAR.

15.2      Interests of Experts

KPMG LLP are the auditors of the Company and have confirmed with respect to the Company, that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company under all relevant United States professional and regulatory standards.

To the best of the Company’s knowledge, the other experts named in Item 15.1 did not have any registered or beneficial interest, direct or indirect, in any securities or other property of the Company when the experts prepared their respective reports or afterwards, nor will they receive any such interest.

Endeavour Silver Corp.

ITEM 16:      ADDITIONAL INFORMATION

16.1      Additional Information

Additional information relating to the Company may be found on SEDAR at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s Information Circular pertaining to its most recent Annual General Meeting of security holders held on May 6, 2015. Additional financial information is also provided in the Company’s financial statements and management’s discussion and analysis for its most recently completed financial year ended December 31, 2015.

16.2      Audit Committee

1.           The Audit Committee’s Charter

National Instrument 52-110 Audit Committees (“NI 52-110) requires every issuer to disclose certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth below.

2.           Composition of the Audit Committee

               The Company’s audit committee is comprised of four directors, as set forth below:

Gezoff Handley	Ricardo Campoy	Mario D. Szotlender	Rex McLennan

As defined in NI 52-110, Geoff Handley, Mario Szotlender, Ricardo Campoy and Rex McLennan are “independent”. The Company therefore meets the requirement of NI 52-110 that all audit committee members be independent.

               All of the members of the audit committee are financially literate.

3.           Relevant Education and Experience

               Geoff Handley – Mr. Handley is a geologist with a Science Degree and over 30 years of experience in the exploration and mining industry which included analyzing the financial statements of mining companies as an investment analyst and, later, as the manager/executive responsible for corporate mergers and acquisition activities at Placer Dome Inc.

               Ricardo Campoy – Mr. Campoy has a Bachelor of Science in Mine Engineering from the Colorado School of Mines and a Master of International Management (Finance) from the American Graduate School of International Management. Mr. Campoy has over 30 years of experience as a mine engineer, investment banker and financial advisor for the resource industry, financial institutions and investment funds.

               Mario Szotlender - Mr. Szotlender is a financier and businessman with a Bachelors degree in International Relations from Universidad Central de Venezuela, Caracas, Venezuela and 20 years of experience financing and managing resource projects in Central and South America.

Endeavour Silver Corp.

               Rex McLennan - Mr. McLennan holds a Master of Business Administration degree from McGill University and a Bachelor of Science degree from the University of British Columbia. Mr. McLennan has an ICD.D designation with the Institute of Corporate Directors. Mr. McLennan was most recently Chief Financial Officers of Viterra Inc., a major global agricultural commodity company, since February 2008, until Viterra was acquired by Glencore Plc in December 2012. He has held increasingly responsible positions in the mining and oil and gas sectors. From 1997 to 2005, he was the Executive Vice President and Chief Financial Officer for Placer Dome Inc., and prior to this held the position of Vice President and Treasurer with the same company. For more than ten years, he held positions of increasing responsibility in business planning, finance and treasury and was a Senior Advisor in the Treasurer’s Department for Imperial Oil, a publicly traded Canadian subsidiary of Exxon Corporation.

4.           Reliance on Certain Exemptions

               At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the following exemptions under NI 52-110:

(a)	the exemption in section 2.4. De Minimis Non-audit Services;,
(b)	the exemption in section 3.2 Initial Public Offerings;
(c)	the exemption in section 3.3(2) Controlled Companies;
(d)	the exemption in section 3.4 Events Outside Control of Member;
(e)	the exemption in section 3.5 Death, Disability or Resignation of Audit Committee Member;
(f)	the exemption in section 3.6 Temporary Exemption for Limited and Exceptional Circumstances;
(g)	the exemption in section 3.8 Acquisition of Financial Literacy;
(h)	an exemption from NI 52-110, in whole or part, granted under Part 8, Exemptions

5.           Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year, has a recommendation of the Committee to nominate or compensate an external auditor not been adopted by the Board or Directors.

6.           Pre-Approval Policies and Procedures

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Company’s Board of Directors and, where applicable, by the audit committee, on a case-by-case basis.

7.           External Auditor Service Fees (By Category)

Set forth below are details of certain service fees paid to the Company’s external auditor in each of the last two fiscal years for audit services:

Financial Year End	Audit Fees(1)	Tax Fees(2)	All Other Fees(3)
December 31, 2015	Cdn.$497,500	Nil	Nil
December 31, 2014	Cdn.$587,800	Nil	Nil

(1)	Relates to fees for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements.

(2)	Relates to fees for professional services rendered by the Company’s external auditor for tax compliance and tax advice.

(3)

The aggregate fees billed in each of the last two fiscal years for products and services provided by the Company’s external auditor, other than the services reported under clauses (1) and (2) above. The nature of the services in the fiscal period ending December 31, 2015 pertains to filing of a supplemental prospectus.

Endeavour Silver Corp.

SCHEDULE “A”

ENDEAVOUR SILVER CORP. (the "Company")

Audit Committee Charter
(effective August 1, 2012)

This Audit Committee Charter has been approved by the Board of Directors (the “Board”) of Endeavour Silver Corp. (the “Company”) as of the date set out above.

1.	Purpose Of Audit Committee

1.1	The purpose of the Audit Committee (the “Committee”) is to act as the representative of the Board in carrying out its oversight responsibilities relating to:

(a) The audit process;

(b) The financial accounting and reporting process to shareholders and regulatory bodies; and

(c) The system of internal financial controls.

1.2

All reasonably necessary costs to allow the Committee to carry out its duties shall be paid for by the Company. Also, in carrying out the foregoing duties, the Committee shall have the right and the ability to retain any outside legal, accounting or other expert advice or assistance to assist the Committee members in the proper completion of their duties, for and on behalf of the Company and at the Company’s cost, without any requirement for further Board or management approval of such expenditure.

2.	Composition

The Committee shall consist of a minimum of three Directors, all of whom are “independent” within the meaning of National Instrument 52-110 - Audit Committees in Canada, and as required by all applicable United States securities laws and regulations and the policies of the New York Stock Exchange. The Committee shall be appointed annually by the Board immediately following the Annual General Meeting of the Company. Each member of the Committee shall be financially literate, meaning that each member must be able to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. One member of the Committee must have accounting and financial expertise, meaning that the member possesses financial or accounting credentials or has experience in finance or accounting.

3.	Duties

3.1

The Committee’s duty is to monitor and oversee the operations of management and the external auditor. Management is responsible for establishing and following the Company’s internal controls and financial reporting processes and for compliance with applicable laws and policies. The external auditor is responsible for performing an independent audit of the Company’s financial statements in accordance with generally accepted auditing standards, and for issuing its report on the statements. The Committee should review and evaluate this Charter on an annual basis.

Endeavour Silver Corp.

3.2	The specific duties of the Committee are as follows:

	(a)	Management Oversight:

(i)

Review and evaluate the adequacy of the Company’s processes for identifying, analyzing and managing financial risks, including foreign exchange and liquidity that may prevent the Company from achieving its objectives;

		(ii)	Review and evaluate the adequacy of the Company’s processes over internal controls,;

		(iii)	Review and evaluate the adequacy of the Company’s processes over the status and adequacy of internal information systems and security;

		(iv)	Meet with the external auditor at least once a year in the absence of management;

		(v)	Request the external auditor’s assessment of the Company’s financial and accounting personnel;

		(vi)	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

	(b)	External Auditor Oversight

		(i)	Recommend to the Board the selection and, where applicable, the replacement of the external auditor to be appointed or nominated annually for shareholder approval;

		(ii)	Recommend to the Board the compensation to be paid to the external auditor;

		(iii)	Review and evaluate the external auditor’s process for identifying and responding to key audit and internal control risks;

		(iv)	Review the scope and approach of the annual audit;

		(v)	Inform the external auditor of the Committee’s expectations;

		(vi)	Review the independence of the external auditor on an annual basis;

		(vii)	Review with the external auditor both the acceptability and the quality of the Company’s financial reporting standards;

		(viii)	Resolve any disagreements between management and the external auditor regarding financial reporting;

(ix)

Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditor. The authority to pre-approve non-audit services may be delegated by the Committee to one or more independent members of the Committee, provided that such pre-approval must be presented to the Committee’s first scheduled meeting following such pre-approval. Pre-approval of non-audit services is satisfied if:

Endeavour Silver Corp.

A.

the aggregate amount of all the non-audit services that were not pre-approved is reasonably expected to constitute no more than 5% of the total amount of fees paid by the Company and subsidiaries to the Company’s external auditor during the fiscal year in which the services are provided;

B.	the Company or a subsidiary did not recognize the services as non-audit services at the time of the engagement; and

C.

the services are promptly brought to the attention of the Committee and approved, prior to completion of the audit, by the Committee or by one or more of its members to whom authority to grant such approvals has been delegated by the Committee; and

(x)	Confirm with the external auditor that the external auditor is ultimately accountable to the Board and the Committee, as representatives of the shareholders.

(c)	Financial Reporting Oversight

(i)

Review with management and the external auditor the Company’s annual and interim financial statements, management’s discussion and analysis, any annual and interim earnings press releases and any reports or other financial information to be submitted to any governmental and/or regulatory body, or the public, including any certification, report, opinion, or review rendered by the external auditor, for the purpose of recommending their approval to the Board prior to their filing, issue or publication;

(ii)

Ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements (other than the public disclosure referred to in (i) above), as well as review any financial information and earnings guidance provided to analysts and rating agencies, and periodically assess the adequacy of those procedures; and

	(iii)	Discuss with the external auditor the quality and the acceptability of the International Financial Reporting Standards applied by management.

(d)	“Whistleblower” Procedures

	(i)	Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

	(ii)	Establish procedures for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Endeavour Silver Corp.